                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2001


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F    X          Form 40-F
                              -------                 ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                No    X
                              -------           -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

In December 2000, EXFO Electro-Optical Engineering Inc., a Canadian corporation, issued its annual report containing its annual audited financial statements and management's discussion and analysis thereof for its fiscal year ended August 31, 2000. This report on Form 6-K sets forth this annual report.

                                   [PICTURE]

THE WORLD'S ON THE MOVE

2000 Annual Report

[LOGO]

                                   [PICTURE]

AND EXFO'S MOVING THE WORLD OF
    FIBER-OPTIC TEST AND MEASUREMENT

EXFO IS A WELL-ESTABLISHED TECHNOLOGY COMPANY WHOSE INNOVATIVE TEST, MEASUREMENT AND MONITORING INSTRUMENTS PLAY A CRUCIAL ROLE IN ENSURING THE RELIABILITY OF FIBER-OPTIC NETWORKS.

FINANCIAL HIGHLIGHTS

(In thousands of U.S. dollars, except per share data)     1996       1997       1998       1999        2000
CONSOLIDATED STATEMENT OF EARNINGS DATA
-----------------------------------------------------------------------------------------------------------
Sales                                                  $19,229    $24,475    $31,605    $42,166    $ 71,639
-----------------------------------------------------------------------------------------------------------
Gross margin                                           $10,773    $14,823    $20,260    $27,168    $ 46,927
                                                          56.0%      60.6%      64.1%      64.4%       65.5%
-----------------------------------------------------------------------------------------------------------
Gross R&D                                              $ 2,667    $ 2,753    $ 4,406    $ 6,390    $  9,374
                                                          13.9%      11.2%      13.9%      15.2%       13.1%
-----------------------------------------------------------------------------------------------------------
EBITDA                                                 $ 2,913    $ 5,404    $ 7,348    $ 9,574    $ 16,221
                                                          15.1%      22.1%      23.2%      22.7%       22.6%
-----------------------------------------------------------------------------------------------------------
Net earnings                                           $ 1,671    $ 3,070    $ 4,501    $ 5,814    $  9,924
                                                           8.7%      12.5%      14.2%      13.8%       13.9%
-----------------------------------------------------------------------------------------------------------
Basic and fully diluted net earnings per share         $  0.04    $  0.08    $  0.12    $  0.14    $   0.25

CONSOLIDATED BALANCE SHEET DATA
-----------------------------------------------------------------------------------------------------------
Working capital                                        $ 3,550    $ 5,973    $ 9,797    $12,745    $194,167
-----------------------------------------------------------------------------------------------------------
Total assets                                           $11,725    $13,238    $17,643    $22,840    $219,723
-----------------------------------------------------------------------------------------------------------
Long-term debt (excluding current portion)             $    40    $    20    $     -    $     -    $     16
-----------------------------------------------------------------------------------------------------------
Shareholders' equity                                   $ 4,676    $ 7,644    $12,045    $14,679    $206,994
-----------------------------------------------------------------------------------------------------------

TABLE OF CONTENTS

Letter to shareholders                        6
Management's discussion and analysis         27
Management's report                          33
Auditors' report                             33
Consolidated financial statements            34
Notes to consolidated financial statements   38
Quarterly summary financial information      55
Board of directors                           56
Management and corporate officers            56
Corporate governance                         57
Glossary                                     59
Shareholder information                      60

All dollar amounts in this annual report are expressed in U.S. dollars, except where otherwise indicated.

                 SALES
              $ Thousands

1996                                $19,229
1997                                $24,475
1998                                $31,605
1999                                $42,166
2000                                $71,639

               GROSS R&D
              $ Thousands

1996                                $2,667
1997                                $2,753
1998                                $4,406
1999                                $6,390
2000                                $9,374

                 EBITDA
              $ Thousands

1996                                $ 2,913
1997                                $ 5,404
1998                                $ 7,348
1999                                $ 9,574
2000                                $16,221

              NET EARNINGS
              $ Thousands

1996                                $1,671
1997                                $3,070
1998                                $4,501
1999                                $5,814
2000                                $9,924

                                   [PICTURE]

EXFO addresses two markets. The Portable and Monitoring Division provides handheld and modular solutions to help telecommunications carriers deploy the networks of today and tomorrow. The Industrial and Scientific Division provides high-performance instruments and automated test systems for manufacturers of optical components, value-added optical modules and optical networks.


                                                 EXFO   2000 Annual Report   1

AHEAD OF THE CURVE
IN THE DATA TRAFFIC EXPLOSION

                                   [PICTURE]


2   2000 Annual Report   EXFO

WITH INTERNET TRAFFIC EXPECTED TO INCREASE AT A COMPOUND ANNUAL GROWTH RATE OF 156%,* EXFO'S ADVANCED TESTING TECHNOLOGY WILL CONTINUE PLAYING A VITAL ROLE IN KEEPING NETWORKS UP AND RUNNING.

Today's carriers are scrambling to find ways of increasing the capacity of their networks to meet the growing demand for bandwidth. This is where Dense Wavelength Division Multiplexing, or DWDM, enters the picture. It is a state-of-the-art technology that enables dramatically higher volumes of voice, data and video information to pass through a single fiber. A few years ago, EXFO anticipated the arrival of DWDM technologies with a wide portfolio of products. Today, we are a global player in the DWDM test, measurement and monitoring market.

* Based on figures from Ryan, Hankin & Kent, 2000.

                                   [PICTURE]


                                                 EXFO   2000 Annual Report   3

                                   [PICTURE]

ACCELERATION

THOUGH A NEWLY TRADED PUBLIC COMPANY, EXFO IS A TIME-TESTED VETERAN IN THE FIELD OF FIBER-OPTIC TEST, MEASUREMENT AND MONITORING.


4   2000 Annual Report   EXFO

                                   [PICTURE]

In 1985, when fiber-optic telecommunications was still a fledgling industry, EXFO was founded and rapidly earned its place as a pioneer in the fiber-optic test and measurement market. After 15 years of steady growth and continuous profits, we raised $209 million through a successful Initial Public Offering in June 2000. This added financial strength enables us to carry out long-held plans for organic and acquisitional growth and to build on our leading position in the industry.


                                                 EXFO   2000 Annual Report   5

                                   [PICTURE]

FELLOW SHAREHOLDERS,

WE PRIDE OURSELVES ON BEING PIONEERS IN THE FIBER-OPTIC TEST, MEASUREMENT AND MONITORING INDUSTRY.

THE WORLD IS MOVING AT INTERNET SPEED. Everybody keeps repeating this phrase, but what does it mean in practical terms? Take a minute to sit down and observe the latest high-bandwidth Internet applications that surround us--video conferencing, e-commerce, video on demand and high-definition television.

And that's only the tip of the optical fiber!

Bandwidth demand is doubling every nine months to support high-capacity applications. Ryan, Hankin & Kent, a leading telecom research firm, forecasts that Internet traffic will increase from 350,000 terabytes, or trillions of bytes, per month at the end of 1999 to more than 15 million terabytes per month in 2003. In terms of pure


6   2000 Annual Report   EXFO
speed and information-carrying capacity, nothing compares to optical fiber for handling this volume of traffic.

Optical fiber has become the medium of choice for telecommunications, especially with the deployment of Dense Wavelength Division Multiplexing technology, or DWDM. DWDM involves combining beams of light of slightly different wavelengths through a single fiber, with each wavelength carrying its own stream of information. A single strand of optical fiber can carry as many as 160 distinct channels at today's rates of 10 billion bits per second, which produces a bandwidth capacity of 1.6 trillion bits per second. Commercial networks with a bandwidth capacity of 6.4 trillion bits per second should hit the market in 2001.

OUR FOCUS ON DWDM AND COMMITMENT TO INNOVATION ENABLED US TO ACHIEVE RECORD REVENUES AND EARNINGS FOR FISCAL 2000.

At EXFO, we specialize in helping to ensure that optical networks run smoothly. In industry parlance, this is referred to as physical layer testing. The complexity of having several closely spaced channels and higher traffic counts significantly increases testing requirements, but we anticipated this major trend a number of years ago. As a result, we've developed a wide portfolio of products specifically dedicated to DWDM testing, measurement and monitoring.

We pride ourselves on being pioneers in the fiber-optic test, measurement and monitoring industry. During fiscal 2000, our Portable and Monitoring Division and our Industrial and Scientific Division launched more than a dozen innovative products. A strong indicator of technological innovation is the percentage of revenues derived from new products. At EXFO, 32.6% of our revenues in the fourth quarter and 26.9% in fiscal 2000 originated from products that have been on the market for less than two years. These numbers speak volumes about the strong growth potential of our products and our commitment to innovation.

We believe that innovation is the key to gaining a competitive advantage in this industry. A few years ago, we implemented portfolio management and stage-gate processes to ensure that R&D projects are aligned with our corporate strategies and priorities. These processes have resulted in market-focused products that generate increasing profits. These processes have also earned us recognition from the U.S.-based Product Development and Management Association, which named EXFO winner of the Outstanding Corporate Innovator Award in 2000.

As you can see, innovation and strong market focus drive EXFO!

RECORD YEAR

It's been a remarkable year at EXFO. Our focus on DWDM and commitment to innovation enabled us to achieve record revenues and earnings for fiscal 2000. We increased our revenues by 70% to $71.6 million in fiscal 2000 from $42.2 million in 1999. Net income, meanwhile, increased 71% to $9.9 million, or $0.25 per share, for fiscal 2000 from $5.8 million, or $0.14 per share, for 1999.

We also completed a highly successful Initial Public Offering of $209 million in June 2000. This offering is a key step in providing us with the financial resources to reach our corporate objectives.


                                                 EXFO   2000 Annual Report   7

LOOKING AHEAD

We are well positioned to capitalize on high-growth market segments in the fiber-optic test, measurement and monitoring industry. Following are some of the key strategies we plan to implement in the upcoming fiscal year:

-  FOCUS R&D SPENDING ON DWDM AND
   HIGH-BANDWIDTH SOLUTIONS

DWDM technology and high-bandwidth networks have created a strong demand for our wide portfolio of test and measurement instruments. This year, we launched a number of new DWDM-related products that will play a strategic role in accelerating our growth. These products include our DWDM Passive Component Test System that reduces testing time on the production floor from hours to mere seconds; our second-generation Remote Fiber Test System, which is the first in the industry to feature DWDM monitoring capabilities; our widely tunable laser source to test DWDM components and value-added optical modules; and our second-generation optical spectrum analyzers that characterize critical parameters for DWDM testing in the field and manufacturing plant. We plan to focus more R&D spending in this strategic sector for the next few years.

-  EXPLOIT OUR INDUSTRIAL AND SCIENTIFIC
   MARKET OPPORTUNITIES

The Industrial and Scientific product market is in full expansion. Ryan, Hankin & Kent estimates that the market for optical components will reach $23 billion by 2003. Customers in this market include manufacturers of optical components, value-added optical modules and optical networking systems. These customers require higher-end, more complex test instruments for R&D, production and quality control applications. For example, manufacturers of erbium-doped fiber amplifiers, key enablers of DWDM networks, use laser sources, a variable attenuator and an optical spectrum analyzer to test for quality and performance. EXFO plans to dedicate significant resources to develop more solutions that will streamline our customers' production. Accepted orders for our Industrial and Scientific Division increased by more than 100% for the fifth consecutive year in fiscal 2000. By continuing to develop new products for this market segment, we are on schedule to have this division generate more than one-half of our revenues by fiscal 2002.

-  INNOVATE WITH AUTOMATED TEST SYSTEMS

The demand for optical components is growing at a phenomenal rate. Optical component manufacturers, who are faced with a scarcity of qualified technical staff, are increasingly relying on automated test systems to increase yields, reduce costs, improve productivity and reduce human intervention on the production floor. EXFO provides several off-the-shelf systems, such as our DWDM Passive Component Test System, Environmental Test System and Optical Fiber Amplifier Test System, to meet these needs. We plan to work with technical experts to develop new solutions for this rapidly growing market.

-  INCREASE OUR MANUFACTURING CAPACITY

Demand for our products accelerated throughout fiscal 2000 with sequential growth quarter to quarter. We accepted orders in the amount of $86.7 million in fiscal 2000, representing an increase of more than 100% over last year. To meet this increase in demand, we are ramping up manufacturing. Subsequent to the year-end, we announced an agreement that provides us with an option to purchase 4.2 million square feet of land in the Quebec Metro High-Tech Park. A facility will be built to house administrative services, research and development, marketing and some manufacturing. Our main manufacturing activities, however, will remain at their current location. With the purchase of a new facility in June 2000, EXFO makes use of 182,000 square feet--including 55,000 square feet dedicated to manufacturing--among three buildings. Once the first phase of construction, which includes a 150,000 square-foot building, is completed in the High-Tech Park in the fall of 2001, the former buildings will be used exclusively for manufacturing. As a result, we intend not only to fulfill demand for our products but also reduce our lead time.


8   2000 Annual Report   EXFO

-  PURSUE ACQUISITIONS

Subsequent to our year-end, we acquired Burleigh Instruments, Inc. for $235 million in EXFO stock and $40 million in cash. Burleigh is a leading supplier of DWDM wavelength measurement instruments and precision positioning equipment. This acquisition increases the breadth and scope of our Industrial and Scientific product line with a number of complementary, high-performance DWDM test instruments. In addition, Burleigh's precision positioning technology provides us with a competitive advantage by offering precision alignment as well as testing during the assembly and packaging of optical components. Following this acquisition, we believe we are one of the best-positioned companies in the industry to offer a broad range of automated solutions for testing and alignment. Prior to our Initial Public Offering, we acquired Nortech Fibronic Inc. for $2.8 million to complement our Portable and Monitoring product line.

Our acquisition strategy targets complementary businesses with leading-edge technologies. We plan to leverage these technologies through our marketing resources and global sales channels to increase our market coverage. Our solid balance sheet and strong cash position will enable us to aggressively pursue acquisitions that will enhance our competitive position and increase shareholder value.

EXFO CULTURE AND VALUES

We have been on the move during the past year, especially with the transition from a private to a public company. This year alone, the number of people working at EXFO has almost doubled to more than 750. I'm proud that our corporate culture remains as strong as ever with a high priority on innovation, customer satisfaction and teamwork. We've reinforced these values by including every employee in our stock option plan. In expanding our company, we've implemented measures to transmit our best practices to newcomers. We widely apply internal training and continuous improvement programs. In addition, employee diversity matters to EXFO because we benefit from valuable knowledge about global markets.

ACKNOWLEDGMENTS

I want to thank our employees for their strong commitment in providing quality products and services to our customers. I also want to express my gratitude to our customers for the confidence they have shown in EXFO. Finally, I want to thank our Board of Directors for its wise counsel and our shareholders for their continued support in building the premier fiber-optic test, measurement and monitoring company in the world. Being No. 1, after all, has been the single-minded aim of this company since we opened our doors 15 years ago. In the not too distant future, I hope to report that we have become the prime mover in the fiber-optic test, measurement and monitoring industry.

Sincerely,

/s/ Germain Lamonde
Germain Lamonde
Chairman, CEO and President

November 8, 2000


                                                 EXFO   2000 Annual Report   9

                                   [Picture]

                             ONE STEP AHEAD IN DWDM
                              TEST AND MEASUREMENT

OUR STRONG CUSTOMER RELATIONSHIPS GIVE US VALUABLE INSIGHTS INTO INDUSTRY NEEDS WORLDWIDE. AS A DIRECT RESULT OF THIS SYNERGY, OUR FOCUS ON STATE-OF-THE-ART TESTING AND MEASUREMENT OF DWDM TECHNOLOGIES HAS MADE US A MAJOR PLAYER IN THIS RAPIDLY GROWING MARKET.


10   2000 Annual Report   EXFO

DENSE WAVELENGTH DIVISION
MULTIPLEXING (DWDM).
WE'RE ON THE MOVE.

DWDM is the key enabling technology that is raising fiber-optic networks to the next level. By streaming multiple channels of information along a single strand of fiber, DWDM dramatically expands the capacity and flexibility of networks. In fact, today's commercially available DWDM systems carry over 160 channels at speeds of up to 1.6 trillion bits per second. Due to the Internet revolution, demand for bandwidth-hungry consumer and business-to-business applications is setting new records. DWDM, the fastest-growing segment of the optical transport market, is expected to grow from $8.8 billion in 1999 to $41.3 billion in 2003.*

*Ryan, Hankin & Kent, 2000.


12   2000 Annual Report   EXFO

What does this mean for EXFO? Our product portfolio is strategically positioned to meet escalating customer demand for the precision-engineered test equipment that is crucial to DWDM quality and reliability. Because data-carrying wavelengths are spaced tightly in DWDM technology, our test instruments are reaching new heights in accuracy. EXFO's instruments help to ensure the performance and reliability of the fibers, lasers, amplifiers, filters and other devices that make up a DWDM system. And our portfolio of instruments does this at every step of the way for the fiber-optic industry: R&D, manufacturing, installation and maintenance and network monitoring.


[Graphic of Optical Networking Market]

OPTICAL NETWORKING MARKET

R&D
OPTICAL EQUIPMENT MANUFACTURING
INSTALLATION & MAINTENANCE
NETWORK MONITORING


                                  [Picture]

EXFO'S UNIQUE TEST AND MEASUREMENT EXPERTISE IN DWDM PROVIDES ALCATEL OPTRONICS WITH THE RIGHT TOOLS TO ENSURE THE DEVELOPMENT AND THE PRODUCTION OF THE HIGHEST STANDARD OF OPTICAL COMPONENTS AND SUBSYSTEMS. THIS GIVES US THE MARKED COMPETITIVE ADVANTAGE TO PROVIDE HIGH-QUALITY SERVICE.

                                                                  Philippe Bregi
                                                         Chief Operating Officer
                                                       Alcatel Optronics, France


                                                  EXFO   2000 Annual Report   13

                                  [Picture]

PURSUING MARKET OPPORTUNITIES

OUR DIVERSIFIED GLOBAL CUSTOMER BASE FACES A MULTITUDE OF TEST, MEASUREMENT AND MONITORING NEEDS. BACKED BY OUR CORE KNOWLEDGE AND TRACK RECORD FOR INNOVATION, WE HAVE DEVELOPED A VERSATILE RANGE OF SOLUTIONS THAT MEET THE MOST EXACTING DEMANDS, SAVE TIME AND IMPROVE YIELDS.


14   2000 Annual Report   EXFO

THE OPTICAL EQUIPMENT
MANUFACTURING MARKET.
TIME IS OF THE ESSENCE.

On the manufacturing floor, production staff can spend up to 60% of its time on test and measurement tasks. In the light-speed world of optical networking that figure represents just so much lost time for companies that make optical components, value-added optical modules and optical networking systems. And in this industry driven by time to market, lost time means lost money.

To meet our customers' needs for better, more efficient testing, EXFO provides two types of test and measurement solutions: stand-alone instruments and automated test systems.


16   2000 Annual Report   EXFO

Customers turn to EXFO's stand-alone Industrial and Scientific instruments when their product testing needs outgrow their existing test setups. These EXFO instruments do more than integrate easily into our customers' systems. They also test rapidly and efficiently for the increasingly precise specifications and quality of DWDM components and value-added modules.

By comparison, EXFO's turn-key, automated test systems serve the needs of customers looking for entire systems that will speed up, automate and streamline the essential testing of their products. For new entrants in the industry and for established firms that are expanding, automated test systems are vital.

With our equipment, customers benefit from features like off-the-shelf test implementation and system specifications that are top of the line. EXFO instruments help our customers improve today's production yields and time to market--which leaves them free to focus on tomorrow's new designs and new market possibilities.

                                  [Picture]

WITH THE VOLUME OF INTERNET TRAFFIC GROWING AT A RATE OF MORE THAN 150% A YEAR, THE NEED FOR EXPANDED BANDWIDTH TESTING IS AN INDUSTRY PRIORITY. EXFO'S ADVANCED DWDM TEST AND MEASUREMENT TECHNOLOGY IS CRUCIAL TO MATSUSHITA/PANASONIC AS WE PUSH FOR INCREASED CAPACITY AND EFFICIENCY AND CONTINUE TO EXPAND THE SCOPE OF OUR OPTICAL COMPONENTS WORLDWIDE.

                                                               Yoshihisa Mochida
                                                           Senior Staff Engineer
                                                     Matsushita/Panasonic, Japan


                                                  EXFO   2000 Annual Report   17

                                  [Picture]

NETWORKS ON THE MOVE

AS THE TELECOMMUNICATIONS INDUSTRY SCRAMBLES TO WIRE UP ENTIRE CITIES WITH FIBER-RICH NETWORKS, IT FACES TREMENDOUS INSTALLATION AND MAINTENANCE DEMANDS. WITH OUR LEADERSHIP POSITION IN THE HANDHELD INSTRUMENTATION SECTOR, WE ARE A KEY PLAYER IN THIS EXPANDING MARKET. WE ARE ALSO PROVIDING NETWORK CARRIERS WITH INNOVATIVE SOLUTIONS IN THE NEW, FAST-GROWING OPTICAL NETWORK MONITORING MARKET. HERE TOO, WE INTEND TO LEAD THE WAY.


18   2000 Annual Report   EXFO

THE INSTALLATION AND
MAINTENANCE MARKET.
EXTENDING OUR REACH.

Throughout the long-haul, metropolitan and neighborhood access sectors, the world's telecommunications companies are laying 70 million fiber-kilometers*--enough to circle the globe more than 1750 times. As transmission rates and channel counts increase, testing requirements become more complex. Quality and reliability are crucial factors in keeping networks running efficiently. This includes everything from ensuring that thousands of fiber splices are adequate for high-speed transmission, right down to making sure that minute wavelength spacing between DWDM channels remains distinct for years of service.

EXFO, through its Portable and Monitoring instruments, already has a leadership position in this market, and with the introduction of key DWDM test instruments in 2000, we are poised to ensure and strengthen our leadership in this key sector.

* Corning Inc., 2000.


20   2000 Annual Report   EXFO

THE NETWORK MONITORING
MARKET. IT'S MISSION-CRITICAL.
IT'S OUR NEXT PRIORITY.

Speed and capacity are the watchwords of the carriers and service providers that deliver everything from residential Internet access to security-conscious business-to-business applications. With fiber networks carrying ever-increasing amounts of critical data, downtime can result in million-dollar losses.

Enter EXFO's Remote Fiber Test System, better known as FiberVisor-TM-. At this time, FiberVisor-TM- is the only RFTS that provides DWDM monitoring capabilities. Carriers turn to this permanently installed surveillance system for the preventive alerts, maintenance and security that are critical to the running of their networks. With new market segments and regions emerging daily, EXFO is well positioned to make this system a vital part of the world's cutting-edge networks.


[Picture]


EXFO'S RFTS PROVIDES BESTEL WITH THE SCALABLE NETWORK MONITORING TOOLS TO ENSURE 24-HOUR-A-DAY, 7-DAY-A-WEEK RELIABILITY OF OUR GROWING HIGH-CAPACITY VOICE AND DATA NETWORK. WE HAVE THE EDGE WE NEED TO ENSURE QUALITY OF SERVICE TO OUR CUSTOMERS.

                                                         Lic. Santiago Gutierrez
                                                         General Manager and CEO
                                                                  Bestel, Mexico


                                                  EXFO   2000 Annual Report   21

                             MARKET-DRIVEN AND...

                                  [Pictures]

                      ...ANTICIPATING EMERGING NEEDS


IT ALL STARTS WITH INNOVATION.

A few years ago, EXFO implemented a market-oriented product development process to align research and development activities with our corporate strategy. We've always believed that our process is a good one, yielding quality products with quick time to market. This ability to filter, identify and focus on the right projects early in the game increases the effectiveness of our new product investments. In short, we ensure that every dollar is spent on the projects with the most potential for mid- and long-term profitability.

We also believe that innovative processes will yield results only if market requirements are integrated from Day One. The U.S.-based Product Development and Management Association agrees with us. It named EXFO winner of the prestigious Outstanding Corporate Innovator Award for 2000.

                [Graphic of 7-step Stage Gate process]

  POSITIONING  DEFINITION  FEASIBILITY  DESIGN  VALIDATION    TRANSITION
 G0          G1          G2           G3      G4          G4.1          G5
IDEAS     STRATEGIC   FINANCIAL   TECHNICAL MARKETING  DELIVERIES  CLOSE PROJECT

The heart of EXFO's product development process is the 7-step Stage Gate-TM-process.


NEW PRODUCTS IN 2000.

In 2000, we launched over a dozen instruments and systems, including these four key DWDM products.

IQ-12004B DWDM PASSIVE COMPONENT TEST SYSTEM

Launched this year to great acclaim, this automated test system dramatically cuts down customers' testing time, resulting in greater efficiency and substantial savings.

FTB-5240 OPTICAL SPECTRUM ANALYZER

This is the market's first instrument to provide lab-quality DWDM specifications for rugged, portable use in the field.

FIBERVISOR-TM- REMOTE FIBER TEST SYSTEM

This second-generation RFTS has cutting-edge DWDM monitoring capabilities, giving us fast-track entry into the growing optical network monitoring market.

IQ/FLS-2600B TUNABLE LASER SOURCE

This second-generation tunable laser source delivers the essential wavelength range for testing broadband DWDM components. It's accurate, versatile and moving onto production floors everywhere.


24   2000 Annual Report   EXFO

[Picture of Universal Test System and modules]

The Universal Test System for field-based network testing has slots for 3 modules.


OUR INDUSTRY FIRSTS.

THE MODULAR CONCEPT

EXFO was the first in the fiber-optic test and measurement industry to use complete modular-based designs. Today, standard practice has evolved. It's not about boxes any longer--it's about modules.

Six years ago, EXFO took a major technological decision to go beyond the standard practice of designing single-function instruments--instruments which perform one type of test with no possibility of upgrades beyond buying a brand-new piece of equipment. To develop our modular platforms, we had to think outside the instrument box and find new ways to deliver upgradeable test technology to our customers.

The solution we developed is based on a constantly growing series of interchangeable modules that perform specific tests. The modules plug into a durable test platform. That way, customers pay for new technology when they need it, not for the box that surrounds it. In addition, they can make their test systems as simple or as customized as their testing needs require. And with only one software interface to learn, training costs are lowered. Customers find this efficient and we find it profitable.

LEADER IN PMD TECHNOLOGY

PMD, or polarization mode dispersion, causes light pulses to spread in a cable or fiber--which results in data scrambling or loss when transmission rates are high. Years ago, when network speeds were slower, few imagined that PMD was going to become a critical parameter to test during manufacturing and network deployment. Yet, EXFO had already begun to act. In 1996, we launched the market's first field-ready PMD analyzer. This instrument enabled telecommunications companies with existing fiber-optic networks to ensure that their networks were ready for needed upgrades to higher transmission rates. Today, this instrument boasts a 50% share of the global PMD market.*


[Picture of Automated Loss Test Set]

This Automated Loss Test Set weighs just over 2 pounds (1 kilogram).

HANDHELD MARKET LEADERSHIP

Our Automated Loss Test Set, one of EXFO's long-standing success stories, has approximately a 60% share of a multi-million dollar global market.* The reason? This compact handheld test set was the first product on the market to include six essential test instruments that were previously found separately. Even better, this instrument revolutionized network loss testing because of its patented FasTesT-TM- function, which automatically measures the loss in a fiber in two directions, at two wavelengths, in under 30 seconds. Today, this instrument plays a key role in helping network operators deploy their systems efficiently.

*Based on internal estimates.


                                                  EXFO   2000 Annual Report   25

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. OUR CONSOLIDATED FINANCIAL STATEMENTS ARE REPORTED IN U.S. DOLLARS AND HAVE BEEN PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA, OR CANADIAN GAAP. TO THE EXTENT APPLICABLE TO OUR CONSOLIDATED FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS ANNUAL REPORT, THESE PRINCIPLES CONFORM IN ALL MATERIAL RESPECTS WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES, OR U.S. GAAP, EXCEPT AS DESCRIBED IN NOTE 20 OF OUR CONSOLIDATED FINANCIAL STATEMENTS.

CORPORATE HIGHLIGHTS

EXFO ACQUIRES BURLEIGH INSTRUMENTS: Subsequent to the year-end, EXFO acquired Burleigh Instruments, Inc. for $235 million in EXFO stock and $40 million in cash. Burleigh, a privately held company in Fishers, upstate New York, is a leading supplier of DWDM wavelength measurement instruments and precision positioning equipment.

EXFO EXPANDS INTO QUEBEC METRO HIGH-TECH PARK: Subsequent to the year-end, EXFO announced an agreement that provides it with an option to purchase 4.2 million square feet of land in the Quebec Metro High-Tech Park. A facility will be built to house administrative services, research and development, marketing and some manufacturing. The first phase of construction, which will include a 150,000 square-foot building, is expected to be completed in the fall of 2001.

EXFO REPORTS RECORD REVENUES AND OPERATING RESULTS FOR FISCAL 2000: EXFO announced that it had increased its revenues by 70% to $71.6 million for the fiscal year ended August 31, 2000 from $42.2 million in 1999. Net income increased 71% to $9.9 million, or $0.25 per share, for fiscal 2000 from $5.8 million, or $0.14 per share, for 1999.

EXFO INCREASES MANUFACTURING CAPACITY: EXFO unveiled plans in June 2000 to increase its manufacturing capacity with the purchase of a 112,000 square-foot building, of which the company was already renting 25,000 square feet. An additional 25,000 square feet were made available in October 2000, including one-third for manufacturing, and the remaining 62,000 square feet will become available by April 2001. EXFO currently dedicates 55,000 square feet to manufacturing.

EXFO COMPLETES SUCCESSFUL INITIAL PUBLIC OFFERING: EXFO announced in June 2000 that it had closed its offering of 8,050,000 subordinate voting shares at US$26.00 per share in the United States and at C$38.55 per share in Canada. Total proceeds to EXFO, including the over-allotment option exercised by the underwriters, were approximately $209 million.

EXFO INTRODUCES MORE THAN A DOZEN PRODUCTS AT OFC: EXFO introduced more than a dozen new products in March 2000 at the Optical Fiber Conference in Baltimore, Maryland. Key product launches included optical spectrum analyzer test modules for field and manufacturing testing, widely tunable laser sources for DWDM testing, automated test systems for DWDM optical components and value-added optical modules, a single-slot optical time domain reflectometer platform and related test modules, as well as high-power and low-polarization sensitivity power meters.

EXFO ACQUIRES NORTECH FIBRONIC INC.: EXFO announced in February 2000 that it had purchased Nortech Fibronic Inc. for $2.8 million to complement its Portable and Monitoring product line. The acquisition enabled EXFO to add more than 60 employees to its personnel.

INDUSTRY OVERVIEW

OPTICAL NETWORKING MARKET

The past decade has witnessed an explosive growth in the volume of data traffic largely due to the soaring popularity of the Internet and related bandwidth-intensive applications. According to the Angus Reid Group, a leading polling firm, the number of Internet users around the world is expected to increase from 300 million in 2000 to 1 billion by 2005. Ryan, Hankin & Kent, a leading telecom market research firm, forecasts that Internet traffic will increase from 350,000 terabytes, or trillions of bytes, per month at the end of 1999, to more than 15 million terabytes per month in 2003, representing a compound annual growth rate of 156%.

The dramatic increase in Internet users and traffic has created a tremendous need for high-bandwidth communications networks. To meet this increasing demand for bandwidth, many communications service providers are designing and installing new networks based on optical fiber, deploying additional fiber within their existing networks or using advances in optical technology such as Dense Wavelength Division Multiplexing, or DWDM. DWDM involves combining beams of light of slightly different wavelengths through a single fiber, with each wavelength carrying its own stream of information. This technique requires separate laser sources for each signal or channel and more complex equipment to control and amplify the signal in the network. Some DWDM systems can carry as many as 160 separate channels per optical fiber. DWDM has wide market acceptance because it incorporates technologies that greatly reduce the cost of optical transmission over long distances and because it provides network flexibility in local and metropolitan areas. According to Ryan, Hankin & Kent, the global optical transport market is expected to increase from $47 billion in 2000 to $64 billion in 2001, a 36% increase year over year.


                                                EXFO   2000 Annual Report   27

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

OPTICAL TEST, MEASUREMENT AND MONITORING EQUIPMENT MARKET

Conventional test, measurement and monitoring instruments used by telecommunications carriers and manufacturers of communications equipment were designed for electrical transmission systems and are unsuitable for optical networking. Unlike traditional electrical transmission systems, which transmit electrical signals along copper wires, fiber-optic transmission systems use pulses of light along glass or plastic fiber, often referred to as optical fiber. When light travels along optical fiber and through the optical components and systems that link optical fibers together, it is subject to unwanted effects such as reflection, attenuation, noise and various types of dispersion, all of which degrade signal quality and reduce transmission performance. Fiber-optic test, measurement and monitoring equipment is critical for measuring these effects and helping communications carriers and manufacturers of optical components, value-added optical modules and optical networking systems ensure network performance and reliability. The main uses for fiber-optic test, measurement and monitoring equipment include research and development, manufacturing, network installation and maintenance as well as network monitoring.

CORPORATE OVERVIEW

EXFO was incorporated on September 18, 1985. Our original products were focused primarily on the needs of installers and operators of fiber-optic networks. In 1996, we supplemented our product line with an extensive line of Industrial and Scientific products that are dedicated to the manufacturing and research and development markets in the fiber-optic industry. Our Industrial and Scientific products tend to be more complex and higher priced than our field-testing products. In 1999, we entered the market for Remote Fiber Test Systems. Remote Fiber Test Systems allow carriers to deploy test equipment throughout their networks in order to monitor the status of their fiber-optic networks.

We sell our products to customers through our direct sales force and indirectly through distribution channels. We deliver products to a large number of customers. No customer accounted for more than 5.8% of total sales in fiscal 2000; in fiscal 1999, this figure was 6.8%.

Cost of sales include raw materials, salaries and related expenses for direct and indirect manufacturing personnel and manufacturing overhead.

Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel and fees paid to third-party consultants. We are entitled to research and development tax credits granted by the Canadian federal government and the government of the province of Quebec. See note 2. We are also entitled to government grants resulting from agreements entered into with the government of the province of Quebec. See note 15. Research and development tax credits and certain government grants are recorded as a reduction of gross research and development expenses.

Selling and administrative expenses consist primarily of salaries and related expenses for personnel, sales commissions, travel expenses, marketing programs, professional services, management information systems, human resources and other corporate expenses. We intend to expand our sales organization by opening additional international sales offices and service centers. We expect that in support of our continued growth, the expansion of our sales efforts and our operations as a public company, selling and administrative expenses will continue to increase with sales for the foreseeable future.

Effective September 1, 1999, we adopted the U.S. dollar as the reporting currency for our consolidated financial statements. The financial statements for all periods prior to fiscal 2000 are presented in U.S. dollars in accordance with a translation of convenience method under Canadian GAAP, using the representative exchange rate as at August 31, 1999 of $1.00 = C$1.4958. The following historical results are not necessarily indicative of the results to be expected for any future period.


28   2000 Annual Report   EXFO

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

                                                               $                                %
YEARS ENDED AUGUST 31,                            1998        1999        2000      1998       1999       2000
--------------------------------------------------------------------------------------------------------------
Sales                                          $31,605     $42,166     $71,639     100.0%     100.0%     100.0%
Cost of sales                                   11,345      14,998      24,712      35.9       35.6       34.5
--------------------------------------------------------------------------------------------------------------

Gross margin                                    20,260      27,168      46,927      64.1       64.4       65.5
Operating expenses
  Selling and administrative                     9,898      13,279      24,304      31.3       31.5       33.9
  Net research and development                   3,014       4,315       6,402       9.5       10.2        8.9
  Amortization of capital and other assets         657         898       1,498       2.1        2.1        2.1
--------------------------------------------------------------------------------------------------------------

Earnings from operations                         6,691       8,676      14,723      21.2       20.6       20.6
Interest income, net                               (40)       (136)     (1,480)     (0.1)      (0.3)      (2.1)
Foreign exchange loss (gain)                      (126)        506         684      (0.4)       1.2        1.0
--------------------------------------------------------------------------------------------------------------

Earnings before income taxes
  and amortization of goodwill                   6,857       8,306      15,519      21.7       19.7       21.7
--------------------------------------------------------------------------------------------------------------

Income taxes                                     2,356       2,492       5,298       7.5        5.9        7.4
--------------------------------------------------------------------------------------------------------------

Earnings before amortization of goodwill         4,501       5,814      10,221      14.2       13.8       14.3
Amortization of goodwill                             -           -         297         -          -        0.4
--------------------------------------------------------------------------------------------------------------

Net earnings for the year                      $ 4,501     $ 5,814     $ 9,924      14.2%      13.8%      13.9
--------------------------------------------------------------------------------------------------------------

Research and development data:
  Gross research and development               $ 4,406     $ 6,390     $ 9,374      13.9%      15.2%      13.1%
  Net research and development                 $ 3,014     $ 4,315     $ 6,402       9.5%      10.2%       8.9%
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

The above table sets forth certain consolidated statements of earnings data in thousands of U.S. dollars and as a percentage of sales for the years indicated.


                                                EXFO   2000 Annual Report   29

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

SALES

Sales totaled $71.6 million, $42.2 million and $31.6 million for fiscal 2000, 1999 and 1998, respectively. Sales increased 69.9% from fiscal 1999 to fiscal 2000 and 33.4% from fiscal 1998 to fiscal 1999 mainly due to a higher demand for our Industrial and Scientific products as well as a general sales increase in our other products. Accepted orders increased 102.3% from $42.9 million for fiscal 1999 to $86.7 million for fiscal 2000.

North American sales accounted for 61.6%, 56.3% and 50.6% of total sales for fiscal 2000, 1999 and 1998, respectively. International sales represented 38.4%, 43.7% and 49.4% of total sales for fiscal 2000, 1999 and 1998, respectively. The steady growth in North American sales during the past three years reflects a higher demand for our test, measurement and monitoring products in this region.

              $ Thousands

1998                                $31,605
1999                                $42,166
2000                                $71,639

GROSS MARGIN

Gross margin amounted to 65.5% of sales for fiscal 2000, 64.4% for 1999 and 64.1% for 1998. The improvement in the gross margin from fiscal 1999 to 2000 is mainly due to the increase in the amount of government grants earned in fiscal 2000. However, the level of grants that will be received in future years may fluctuate based on the number of employees hired and changes in government legislation. The slight increase in gross margin from fiscal 1998 to 1999 can be attributed to increased economies of scale in our production process and increased sales of higher margin products.

Although competitive pricing pressures continue, EXFO has been able to mitigate such pricing pressures through increased sales of higher margin products and cost-reduction manufacturing programs. Gross margin can be negatively affected by increases in component costs, shifts in product mix and increases in product offerings by other suppliers in the test, measurement and monitoring market.

1998                                64.1
1999                                64.4
2000                                65.5

SELLING AND ADMINISTRATIVE

Selling and administrative expenses totaled $24.3 million, $13.3 million and $9.9 million for fiscal 2000, 1999 and 1998, respectively. As a percentage of sales, selling and administrative expenses amounted to 33.9%, 31.5% and 31.3% in fiscal 2000, 1999 and 1998, respectively. The $11.0 million increase in selling and administrative expenses from fiscal 1999 to 2000 reflects increased personnel expenses for sales and marketing staff, increased expenses related to customer support, increased sales commissions related to higher sales, increased promotional and product marketing expenses as well as the expenses related to operating a public company. The $3.4 million increase from fiscal 1998 to 1999 reflects the hiring of additional sales personnel, marketing and administrative personnel, the opening of offices in Asia and commissions on higher sales volume.

1998                                31.3
1999                                31.5
2000                                33.9

RESEARCH AND DEVELOPMENT

Gross research and development expenses totaled $9.4 million, $6.4 million and $4.4 million for fiscal 2000, 1999 and 1998, respectively. As a percentage of sales, gross R&D expenses were 13.1%, 15.2% and 13.9% in fiscal 2000, 1999 and 1998, respectively. Gross R&D expenses increased $3.0 million from fiscal 1999 to 2000 and $2.0 million from fiscal 1998 to 1999. These increases are due to the hiring of additional R&D personnel in order to develop new products and enhance current ones. During fiscal 2000, we added 45 employees in our R&D Department, which reflects our continued focus on R&D activities.

              $ Thousands

1998                                $4,406
1999                                $6,390
2000                                $9,374

Tax credits and grants from federal and provincial governments for our R&D activities amounted to $3.0 million, $2.1 million and $1.4 million in fiscal 2000, 1999 and 1998, respectively. This increase in tax credits and grants is directly related to the hiring of additional research and development personnel. As a result, net R&D expenses increased 48.4% from fiscal 1999 to 2000 and 43.2% from fiscal 1998 to 1999. Our net R&D expenses represented 8.9%, 10.2% and 9.5% of sales in fiscal 2000, 1999 and 1998, respectively.


30   2000 Annual Report   EXFO

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTEREST INCOME

Interest income amounted to $1.5 million, $0.1 million and nil for fiscal 2000, 1999 and 1998, respectively. The increase in fiscal 2000 primarily results from the interest income derived from investment of the remaining net proceeds of the Initial Public Offering on June 29, 2000. This income is offset by interest expenses associated with borrowings under our line of credit.

INCOME TAXES

Our effective income tax rates were 34.1%, 30.0% and 34.4% for fiscal 2000, 1999 and 1998, respectively. The lower effective tax rate in 1999 compared to 2000 and 1998 was the result of non-deductible expenses and other items that have reduced overall income tax expenses.

LIQUIDITY AND CAPITAL RESOURCES

Prior to our Initial Public Offering, we had financed operations and met our capital expenditure requirements mainly through cash flows from our operations, research and development tax credits and government grants. Cash flows used for operating activities for fiscal 2000 were $4.0 million compared to cash flows provided by operating activities in 1999 and 1998 of $3.7 million and $3.2 million, respectively. Cash flows used for operating activities during fiscal 2000 were mainly due to the significant increase in accounts receivable, which is related to a higher volume of sales and inventories that are required to ensure minimal manufacturing and delivery lead times. As at August 31, 2000, we had cash and cash equivalents of $729,000, short-term investments of $162.7 million and working capital of $194.2 million.

Cash flows used for investing activities were $169.0 million, $1.2 million and $2.0 million for fiscal 2000, 1999 and 1998, respectively. Cash flows during fiscal 1999 and 1998 were mainly used for capital expenditures and short-term investments. The cash flows used during fiscal 2000 mainly resulted from the investment of the remaining net proceeds from the Initial Public Offering in June 2000, the acquisition of Nortech Fibronic Inc. in February 2000 and the purchase of a building located in Vanier, Quebec in June 2000.

For the year ended August 31, 2000, cash flows provided by financing activities amounted to $172.8 million compared to cash flows used in the amount of $3.3 million and $0.3 million for the years ended August 31 of 1999 and 1998, respectively. Financing from the Initial Public Offering was the main source of cash flows provided for fiscal 2000. Proceeds of the Initial Public Offering were used to pay the share issue expenses of $16.7 million, to pay dividends of $17.6 million and to repay our debts. For fiscal 1999 and 1998, cash flows used for financing activities were mainly due to dividends paid as well as repayments of bank advances and long-term debts. We do not foresee payments of additional dividends during the next three fiscal years.

We have available credit facilities that provide for advances of up to C$10.0 million (US$6,793,000) under lines of credit and C$3.0 million (US$2,038,000) as an operating loan. These facilities, which are renewable annually, bear interest at prime rate. Accounts receivable, inventories and all tangible and intangible assets have been pledged as security against these facilities. As at August 31, 2000, C$15,000 has been drawn against the facilities. The interest rate of credit facilities drawn in Canadian dollars is the Canadian prime rate (7.5% as at August 31, 2000) and the credit facilities drawn in United States dollars is the U.S. prime rate (10.0% as at August 31, 2000).

We believe that our existing cash balances and short-term investments, together with cash flows from operations and available lines of credit, will be sufficient to meet our liquidity and capital spending requirements through the end of fiscal 2001. However, possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional debt or equity financing will be available when required or, if available, can be secured on terms satisfactory to us.

NEW ACCOUNTING STANDARDS

In 1999, the Canadian Institute of Chartered Accountants issued section 3461, "Employee future benefits," which is effective for the fiscal year beginning on or after January 1, 2000. Adopting this standard will not have a significant impact on our earnings or shareholders' equity. For new U.S. accounting standards, see note 20.


                                                EXFO   2000 Annual Report   31

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RISKS AND UNCERTAINTIES

CURRENCY RISKS

We are exposed to currency risks as a result of our export of products manufactured in Canada, substantially all of which are denominated in U.S. dollars. Our exposure to foreign exchange rate fluctuations is partially hedged by operating expenses of our U.S. and European subsidiaries and the portion of our raw materials purchased in U.S. dollars. In addition, we frequently enter into forward exchange contracts to sell U.S. dollars at fixed forward rates in exchange for Canadian dollars. We enter into such contracts to manage the risk of exchange rate fluctuations between the Canadian and U.S. dollars on cash flows related to anticipated future revenue streams and firmly committed future sales transactions denominated in U.S. dollars. In the last quarter of fiscal 2000, we entered into forward exchange contracts to buy U.S. dollars at the maturity dates of certain short-term investments denominated in Canadian currency.

The following table summarizes the forward exchange contracts in effect as at August 31, 2000, classified by expected transaction dates, none of which exceed two years. The table below presents the notional amounts of such contracts (in thousands of dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be exchanged under these contracts.

YEARS ENDING AUGUST 31,                                   2001        2002
--------------------------------------------------------------------------
FORWARD EXCHANGE CONTRACTS TO SELL U.S. DOLLARS
IN EXCHANGE FOR CANADIAN DOLLARS
Contractual amounts                                     $ 5,400     $ 1,200
Weighted average contractual exchange rates              1.4871      1.4602

FORWARD EXCHANGE CONTRACTS TO BUY U.S. DOLLARS
IN EXCHANGE FOR CANADIAN DOLLARS
Contractual amount                                      $40,500           -
Weighted average contractual exchange rates              1.4777           -

The fair value of the contracts to sell U.S. dollars as at August 31, 2000, based on the prevailing exchange rate at that date of $1.00 = C$1.4722, amounted to C$9.7 million compared to a contractual value of C$9.8 million, resulting in a deferred unrealized loss of C$65,790 (approximately US$45,000).

The fair value of the contracts to buy U.S. dollars as at August 31, 2000 amounted to US$27,431,000 compared to a contractual value of US$27,407,000, resulting in an unrealized loss of US$24,000.

OPERATIONAL RISKS

Gross margin has varied in the past and may continue to vary significantly in the future depending on the mix of products sold, our capacity to introduce new products with higher margins, our ability to achieve economies of scale in our production process, the impact of large orders with reduced margins, fluctuations in raw material costs, increases in personnel costs and level of government grants earned. In addition, we plan to significantly increase our operating expenses to expand our manufacturing, sales and marketing, customer support, administration and research and development activities.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. We have identified these statements by the use of words such as "may," "will," "expect," "anticipate," "intend," "plan," "estimate," "believe," "continue" or other similar expressions. These forward-looking statements reflect our current expectations and assumptions as to future events that may not prove to be accurate. Our actual results are subject to a number of risks and uncertainties and could differ materially from those discussed in these statements. Factors that could contribute to these differences include, but are not limited to, our ability to adapt to current and future changes in technology; our ability to introduce new and enhanced products on a timely basis; our ability to overcome significant and increasing competition in our industry; the impact of depending on a single supplier or a limited number of suppliers for key components and materials in our products; our ability to attract and retain sufficient numbers of highly skilled technical, sales and marketing and other personnel; and our ability to sustain research and development activities. In addition, such forward-looking statements could be affected by general industry and market conditions as well as growth rates, general international economic conditions including exchange rate fluctuations, and other future factors. In light of the many risks and uncertainties surrounding our business and operations, you should keep in mind that we cannot guarantee that the forward-looking statements described in this annual report will transpire. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.


32   2000 Annual Report   EXFO

MANAGEMENT'S REPORT

EXFO's management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this Annual Report.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects.

EXFO's policy is to maintain a system of internal accounting and administrative controls designed to provide reasonable assurance that the financial information is relevant, accurate and reliable, and that our assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised of outside directors. The Committee meets periodically with Management and external auditors to review accounting, auditing and internal control matters.

These consolidated financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders. The external auditors have full and free access to the Audit Committee.

                                Vice-President,
Chairman, CEO and President     Finance and Chief Financial Officer

/s/ Germain Lamonde             /s/ Pierre Plamondon
Germain Lamonde                 Pierre Plamondon, CA

AUDITORS' REPORT

To the Shareholders of
EXFO Electro-Optical Engineering Inc.

We have audited the consolidated balance sheets of EXFO Electro-Optical Engineering Inc. as at August 31, 1999 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended August 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 1999 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2000 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Quebec, Quebec, Canada
September 20, 2000


                                                EXFO   2000 Annual Report   33

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)
The accompanying notes are an integral part of these consolidated financial statements.

AS AT AUGUST 31,                                             1999         2000
------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                 $   423     $    729
Short-term investments (notes 9 and 19)                     1,371      162,659
Accounts receivable (note 9)
  Trade                                                     8,869       18,272
  Other (note 5)                                            1,026        2,790
Income taxes receivable (note 9)                              381          284
Inventories (notes 6 and 9)                                 7,591       18,868
Prepaid expenses and deposits                                 475        1,023
Future income taxes (note 17)                                   -          995
------------------------------------------------------------------------------
                                                           20,136      205,620

CAPITAL ASSETS (notes 7 and 9)                              2,639        8,694
GOODWILL AND OTHER ASSETS (notes 8 and 9)                      65        2,320
FUTURE INCOME TAXES (note 17)                                   -        3,089
------------------------------------------------------------------------------
                                                          $22,840     $219,723
------------------------------------------------------------------------------
------------------------------------------------------------------------------

LIABILITIES

CURRENT LIABILITIES
Bank advances (note 9)                                    $     -     $     10
Accounts payable and accrued liabilities (note 10)          5,523       10,353
Dividend payable                                               51            -
Mandatorily redeemable preferred shares (note 11)               -          543
Loan from a company under common control (note 15)          1,337            -
Deferred revenue                                              218          395
Current portion of long-term debt                               -          152
Future income taxes (note 17)                                 262            -
------------------------------------------------------------------------------
                                                            7,391       11,453

DEFERRED REVENUE                                              109          151
DEFERRED GRANTS                                               533        1,109
LONG-TERM DEBT (note 12)                                        -           16
FUTURE INCOME TAXES (note 17)                                 128            -
------------------------------------------------------------------------------
                                                            8,161       12,729
------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL (note 13)                                        87      198,459
CUMULATIVE TRANSLATION ADJUSTMENT                               -        1,555
RETAINED EARNINGS                                          14,592        6,980
------------------------------------------------------------------------------
                                                           14,679      206,994
------------------------------------------------------------------------------
                                                          $22,840     $219,723
------------------------------------------------------------------------------
------------------------------------------------------------------------------

On behalf of the Board:

/s/ Germain Lamonde
Germain Lamonde
Chairman, CEO and President

/s/ Andre Tremblay
Andre Tremblay
Chairman, Audit Committee


34   2000 Annual Report   EXFO

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of U.S. dollars, except share and per share data)

YEARS ENDED AUGUST 31,                                         1998      1999      2000
---------------------------------------------------------------------------------------
                                                           (note 3)  (note 3)
SALES (note 18)                                             $31,605   $42,166   $71,639

COST OF SALES                                                11,345    14,998    24,712
---------------------------------------------------------------------------------------

GROSS MARGIN                                                 20,260    27,168    46,927
---------------------------------------------------------------------------------------

OPERATING EXPENSES
Selling and administrative                                    9,898    13,279    24,304
Net research and development (note 15)                        3,014     4,315     6,402
Amortization of capital assets                                  609       857     1,451
Amortization of other assets                                     48        41        47
---------------------------------------------------------------------------------------

TOTAL OPERATING EXPENSES                                     13,569    18,492    32,204
---------------------------------------------------------------------------------------

EARNINGS FROM OPERATIONS                                      6,691     8,676    14,723
Interest income, net                                            (40)     (136)   (1,480)
Foreign exchange loss (gain)                                   (126)      506       684
---------------------------------------------------------------------------------------

EARNINGS BEFORE INCOME TAXES AND AMORTIZATION OF GOODWILL     6,857     8,306    15,519

INCOME TAXES (note 17)                                        2,356     2,492     5,298
---------------------------------------------------------------------------------------

EARNINGS BEFORE AMORTIZATION OF GOODWILL                      4,501     5,814    10,221

AMORTIZATION OF GOODWILL                                          -         -       297
---------------------------------------------------------------------------------------

NET EARNINGS FOR THE YEAR                                   $ 4,501   $ 5,814   $ 9,924
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

BASIC AND FULLY DILUTED EARNINGS PER SHARE
  Earnings before amortization of goodwill                  $  0.12   $  0.14   $  0.26
  Net earnings                                              $  0.12   $  0.14   $  0.25
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

BASIC WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING (000'S)                              38,000    38,001    39,951
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------


                                                EXFO   2000 Annual Report   35

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of U.S. dollars, except per share data)

YEARS ENDED AUGUST 31,                   1998      1999      2000
-----------------------------------------------------------------
                                     (note 3)  (note 3)
BALANCE - BEGINNING OF YEAR           $ 7,643   $12,044   $14,592

ADD
Net earnings for the year               4,501     5,814     9,924
-----------------------------------------------------------------
                                       12,144    17,858    24,516
-----------------------------------------------------------------

DEDUCT
Dividends
  Class A shares                            -     2,926    17,216
  Class C share (note 4)                    -       340         -
  Class E shares                          100         -         -
  Class F shares                            -         -       320
-----------------------------------------------------------------
                                          100     3,266    17,536
-----------------------------------------------------------------

BALANCE - END OF YEAR                 $12,044   $14,592   $ 6,980
-----------------------------------------------------------------
-----------------------------------------------------------------

DIVIDENDS PER SHARE
  Class A shares                      $     -   $  0.08   $  0.45
  Class C share                       $     -   $   340   $     -
  Class E shares                      $ 0.005   $     -   $     -
  Class F shares                      $     -   $     -   $  0.45
-----------------------------------------------------------------
-----------------------------------------------------------------


36   2000 Annual Report   EXFO

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

YEARS ENDED AUGUST 31,                                             1998       1999        2000
----------------------------------------------------------------------------------------------
                                                               (note 3)   (note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the year                                       $ 4,501    $ 5,814   $   9,924
Add (deduct) items not affecting cash and cash equivalents
  Amortization of discount on short-term investments                  -          -        (807)
  Amortization of capital assets                                    609        857       1,451
  Amortization of goodwill and other assets                          48         41         344
  Future income taxes                                               289        (42)        (33)
Change in non-cash operating working capital items
  Accounts receivable                                            (1,297)    (3,875)    (10,476)
  Income taxes receivable                                             -       (381)      2,149
  Inventories                                                      (758)    (1,259)    (10,732)
  Prepaid expenses and deposits                                    (117)      (205)       (519)
  Accounts payable and accrued liabilities                          369      1,965       3,917
  Income taxes payable                                             (490)      (115)          -
  Deferred revenue                                                    -        327         215
  Deferred grants                                                     -        533         567
----------------------------------------------------------------------------------------------
                                                                  3,154      3,660      (4,000)
----------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank advances                                                      (142)      (136)       (357)
Repayment of loan from a company under common control                 -          -      (1,349)
Repayment of long-term debt                                         (21)       (20)       (812)
Issuance of share capital                                             -         86     209,690
Share issue expenses                                                  -          -     (16,743)
Dividends paid                                                     (100)    (3,215)    (17,587
----------------------------------------------------------------------------------------------
                                                                   (263)    (3,285)    172,842
----------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                                (647)       (33)   (519,645)
Proceeds from disposal of short-term investments                      -          -     359,886
Additions to capital and other assets                            (1,336)    (1,181)     (7,180)
Business combination, net of cash
  and cash equivalents acquired (note 4)                              -          -      (2,108)
----------------------------------------------------------------------------------------------
                                                                 (1,983)    (1,214)   (169,047)
----------------------------------------------------------------------------------------------
CHANGE IN CASH AND CASH EQUIVALENTS                                 908       (839)       (205)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES
  ON CASH AND CASH EQUIVALENTS                                        -          -         511
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                       354      1,262         423
----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                         $ 1,262   $    423   $     729
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

SUPPLEMENTARY INFORMATION
Interest paid                                                   $   145   $    148   $    480
Interest received                                               $   (40)  $    (98)  $   (949)
Income taxes paid                                               $ 2,032   $  2,801   $  3,761
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------


                                                EXFO   2000 Annual Report   37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

1 -  INCORPORATION AND NATURE OF ACTIVITIES

The company, incorporated in 1985 under the Canada Business Corporations Act, designs, manufactures and markets a full line of fiber-optic test, measurement and monitoring equipment and instruments for the telecommunications industry. The company derives substantially all of its revenue from customers located in the United States, Canada, Europe and Asia. Marketing activities outside Canada are carried out by subsidiaries located in the United States and Europe and independent representatives worldwide. The company's customers consist primarily of telecommunications carriers, cable television companies, public utilities, private network operators, third-party installers, equipment rental companies, as well as optical component, value-added optical module, and optical networking system manufacturers.

2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. These principles conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 20. The principal accounting policies of the company, which have been consistently applied, are summarized as follows:

ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Significant estimates include the allowance for doubtful accounts receivable, tax credits receivable, provisions for obsolete inventories, the useful lives of capital assets and goodwill and certain accrued liabilities. Actual results could differ from those estimates.

CONSOLIDATION

These consolidated financial statements include the accounts of the company and its subsidiaries.

FOREIGN CURRENCY TRANSLATION
FOREIGN SUBSIDIARIES

The company's subsidiaries are considered to be integrated. As a result, the subsidiaries' accounts are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical rates. Revenue and expenses are remeasured at the average rate for the year. Gains and losses resulting from remeasurement are reflected in the statement of earnings.

FOREIGN CURRENCY TRANSACTIONS

Transactions denominated in foreign currencies are measured into the functional currency using the temporal method.

FORWARD EXCHANGE CONTRACTS

The company enters into forward exchange contracts in order to hedge against potential exchange rate fluctuations on cash flows related to anticipated future revenue streams denominated in foreign currencies. Unrealized gains and losses on these forward exchange contracts are deferred and recognized upon settlement of the related transactions. Accordingly, cash flows resulting from forward exchange contract settlements are classified as cash flows from operating activities along with the corresponding cash flows being hedged.

Furthermore, the company has entered into forward exchange contracts to sell Canadian dollars in exchange for U.S. dollars. These contracts, which are speculative in nature, are carried on the balance sheet at fair value. Any unrealized gains or losses on these contracts at each balance sheet date are included in earnings for the year.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and balances with banks and all highly liquid short-term investments with original maturities of three months or less.

SHORT-TERM INVESTMENTS

Short-term investments are valued at the lower of cost and market value. Cost is composed of acquisition cost plus amortization of discount or less amortization of premium.

INVENTORIES

Inventories are valued at the lower of cost and net realizable value. The cost of raw materials and work in progress inventories is determined using the first-in, first-out method. The cost of finished goods is determined using the average cost method.


38   2000 Annual Report   EXFO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL ASSETS AND AMORTIZATION

Capital assets are recorded at cost less related government grants and research and development tax credits. Amortization is provided on a straight-line basis over the estimated useful lives of the capital assets as follows:

                                    TERM
Building                            25 years
Equipment                           3 to 5 years
Leasehold improvements              Remaining lease term including lease renewal option

The carrying value of capital assets is evaluated whenever significant events occur which may indicate an impairment in value, based upon a comparison of the carrying value to the net recoverable amount.

GOODWILL, OTHER ASSETS AND AMORTIZATION

Goodwill, which represents the excess of the purchase price of an acquired business over the net identifiable assets acquired, is amortized on a straight-line basis over the estimated useful life of five years. The company assesses the carrying value of goodwill for future recoverability on an annual basis by estimating the associated net undiscounted future cash flows. The amount of impairment loss, if any, is the excess of the carrying value over the estimated net undiscounted cash flows. Goodwill is written down for any permanent impairment in value of the unamortized portion.

Other assets include the cost of acquired patents, net of accumulated amortization. Patents are amortized on a straight-line basis over the estimated useful lives of four years.

GOVERNMENT GRANTS

Government grants are accrued as a receivable when there is reasonable assurance that the company has complied and will continue to comply with all the conditions related to the grant. Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related asset. Grants related to job creation and training programs for extended periods are deferred and amortized on a straight-line basis over the minimum period for which the created job must be maintained or training provided.

REVENUE RECOGNITION

For products where the software is incidental, the company recognizes revenue when the products are delivered, with provisions made for estimated returns, warranties and support obligations.

For products where software is not incidental, the revenues are separated into two categories, product and customer support revenues based upon vendor-specific objective evidence of fair value. The product revenues for these sales are recognized when the products are delivered with provisions made for estimated returns and warranties. The customer support revenues are deferred and recognized ratably over the year of the support arrangement, except where provided within one year of delivery, costs of providing this support is insignificant and accrued at the time of delivery and no upgrades of software are provided. Prior to September 1, 1998, the revenues for support were included in sales upon delivery with a provision for any costs associated with future support obligations. The effect of this accounting change for the years ended prior to 1999 was not determinable by the company. For the year ended August 31, 1999, the company deferred revenues amounting to $327,000 which had an effect on net earnings of $226,000. The change resulted in a reduction in net earnings per share for the year ended August 31, 1999 of $0.01.

ADVERTISING COSTS

Advertising costs are expensed as incurred.

INCOME TAXES

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

TAX CREDITS

The company is entitled to scientific research and experimental development ("SRED") tax credits granted by the Canadian federal government ("Federal") and the government of the Province of Quebec ("Provincial"). Federal SRED tax credits are earned on qualified Canadian SRED expenditures at a rate of 20% and can only be used to offset Federal income taxes otherwise payable. Provincial SRED tax credits, which are refundable, are earned on qualified SRED salaries in the Province of Quebec at a rate of 20%. Additional refundable provincial SRED tax credits are earned at a rate of up to 20%. These additional tax credits are reduced to nil, on a pro-rata basis, as total assets of the company increase from C$25 million to C$50 million.

SRED and other tax credits are accounted for as a reduction of the related expenditures. The refundable portion of SRED and other tax credits is recorded in the year in which the related expenditures are incurred. The non-refundable portion of SRED tax credits is recorded in the year in which the related expenditures are incurred, provided the company has reasonable assurance that the credits will be realized.

                                                 EXFO   2000 Annual Report   39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RESEARCH AND DEVELOPMENT EXPENSES

All expenses related to development activities, which do not meet generally accepted criteria for deferral, and research are expensed as incurred. Development expenses which meet generally accepted criteria for deferral are capitalized and amortized against earnings over the estimated period of benefit. As at August 31, 2000, the company had not deferred any development costs.

STOCK-BASED COMPENSATION PLANS

The company maintains two stock-based compensation plans, which are described in note 13. Under accounting principles generally accepted in Canada, no compensation cost is recognized for those plans when stocks or stock options are issued to plan participants. Any consideration received from plan participants upon the purchase of stock or the exercise of stock options is credited to share capital.

EARNINGS AND DIVIDENDS PER SHARE

Basic earnings and dividends per share are determined using the weighted average number of common shares outstanding during the year, as adjusted for the effects of stock splits and other reorganizations of share capital in prior years.

Fully diluted earnings per share are determined using the weighted average number of shares and dilutive share equivalents outstanding during the year. Earnings for the year are increased by the estimated additional earnings, net of applicable income taxes, on the proceeds, if any, from the exercise of dilutive common share equivalents.

NEW ACCOUNTING STANDARD

In 1999, the CICA issued section 3461, "Employee future benefits" which is effective for fiscal beginning on or after January 1, 2000. Adopting this standard will not have a significant impact on the company's earnings or shareholders' equity.

3 -  CHANGE IN REPORTING CURRENCY

The consolidated financial statements of the company were presented in Canadian dollars up to August 31, 1999. Effective September 1, 1999, the U.S. dollar has been adopted as the reporting currency. The functional currency continues to be the Canadian dollar. The financial statements for the years ended August 31, 1998 and 1999 are presented in U.S. dollars in accordance with a translation of convenience method using the representative exchange rate as at August 31, 1999 of US$1.00 = C$1.4958. The translated amount for monetary and non-monetary items as at August 31, 1999 becomes the historical basis for those items in subsequent years.

The financial statements as at August 31, 2000 and for the year then ended have been translated using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect at the date of the balance sheet and revenue and expenses are translated at the average exchange rate for the year. All gains and losses from the translation of the financial statements into the reporting currency are included in the cumulative translation adjustment in shareholders' equity. Changes in the cumulative translation adjustment during each year result solely from the application of this translation method.

4 -  BUSINESS COMBINATIONS

NORTECH FIBRONIC INC.

On February 4, 2000, the company acquired a 100% interest in Nortech Fibronic Inc. ("Nortech"), a company specializing in fiber-optic testing and temperature sensing, in exchange for total consideration valued at C$4,051,000 (US$2,799,000). The consideration paid consisted of C$3,051,000 (US$2,108,000) in cash, the issuance of 800,000 Class G shares which are mandatorily redeemable, for cash or subordinate voting shares at the option of the company, on November 30, 2000 for an amount of C$800,000 (US$553,000) (note 11), and a non-interest-bearing debenture in the amount of C$200,000 (US$138,000) due November 30, 2000 (note 12).

This acquisition, which has been accounted for using the purchase method, resulted in goodwill amounting to C$3,677,000 (US$2,542,000) based on the following allocation of the purchase price to the identifiable assets acquired and liabilities assumed.

Current assets                                        $1,842
Capital assets                                           409
Future income taxes                                      237
------------------------------------------------------------
                                                       2,488
------------------------------------------------------------
Current liabilities                                    1,933
Long-term debt                                           298
------------------------------------------------------------
                                                       2,231
------------------------------------------------------------
Net identifiable assets acquired                         257
Goodwill                                               2,542
------------------------------------------------------------
Purchase price                                         2,799
Less: Class G shares issued                              553
Less: Non-interest-bearing debenture                     138
Less: Cash and cash equivalents acquired                   -
------------------------------------------------------------
Cash paid net of cash and cash equivalents acquired   $2,108
------------------------------------------------------------
------------------------------------------------------------

The net earnings of Nortech have been included in the consolidated statement of earnings of the company from the date of acquisition, February 4, 2000.

40   2000 Annual Report   EXFO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PRO FORMA INFORMATION

The following unaudited pro forma information regarding the acquisition of Nortech has been prepared by the company's management based upon the audited consolidated financial statements of the company for the years ended August 31, 1999 and 2000 and the unaudited consolidated financial statements of Nortech.

This pro forma information includes adjustments related to the amortization of goodwill as well as the income tax effects of the acquisition.
Consequently, such information is not necessarily indicative of the actual results which would have been achieved, nor is it necessarily indicative of future consolidated results of the company.

The following unaudited pro forma information for the year ended August 31, 1999 has been prepared as if the acquisition had occurred on September 1, 1998. The unaudited pro forma information for the year ended August 31, 2000 has been prepared as if the acquisition had occurred on September 1, 1999:


YEARS ENDED AUGUST 31,                                 1999         2000
-------------------------------------------------------------------------
                                                 (unaudited)  (UNAUDITED)
                                                   (note 3)
Sales                                               $44,948      $73,024

Earnings before amortization of goodwill              6,091       10,179

Net earnings                                        $ 5,602      $ 9,716
Basic and fully diluted earnings per share
         Earnings before amortization of goodwill   $  0.15      $  0.26
         Net earnings                               $  0.14      $  0.24


GEXFO DISTRIBUTION INTERNATIONALE INC.

On September 1, 1998, the company acquired from its parent company all the issued and outstanding shares of GEXFO Distribution Internationale Inc. in exchange for 1 Class C share of the company, which was redeemed at a price of C$509,000 (US$340,000). This holding company has two wholly-owned subsidiaries, EXFO America Inc. and EXFO Europe S.A.R.L., which market fiber-optic test and measurement and monitoring equipment and instruments for the American and European markets.

Since the exchange was between entities under common control, the exchange has been accounted for in a manner similar to a pooling of interests. The assets, liabilities and shareholders' equity of the company and the other companies have been combined using their respective carrying amounts and financial statements of prior years have been restated as if the companies had always been combined.

The statements of earnings and cash flows for 1998 reflect the results of operations and cash flows on a combined basis. The creation, issuance and redemption of the Class C share on September 1, 1998 has been presented as a mandatorily redeemable preferred share and a dividend distribution from the combined retained earnings.

The combined companies' net assets as at August 31, 1998 are as follows:

                                          EXFO                GEXFO        ELIMINATIONS              TOTAL
                               ELECTRO-OPTICAL         DISTRIBUTION
                               ENGINEERING INC.  INTERNATIONALE INC.
-----------------------------------------------------------------------------------------------------------
                                                                                (note 3)
Total assets                            $17,384               $  639            $  (380)           $17,643
Total liabilities                        (5,679)                (299)               380             (5,598)
-----------------------------------------------------------------------------------------------------------
Net assets                              $11,705               $  340            $     -            $12,045
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

Consolidated sales and net earnings for GEXFO Distribution Internationale Inc. during the year ended August 31, 1998 were insignificant.

GAP OPTIQUE S.A.

On June 1, 2000, the company acquired the 85% interest in GAP Optique S.A. held by its parent company for a cash consideration of $16,000. The carrying value of the net assets of GAP Optique S.A. was $19,000 as at December 31, 1999. GAP Optique S.A. did not have any operations in 1998, 1999 or 2000. Since the exchange occured between entities under common control, the exchange has been accounted for in a manner similar to a pooling of interests. The assets, liabilities and shareholders' equity of the company and GAP Optique S.A. have been combined using their respective carrying amounts and financial statements of prior year have been restated as if the companies had always been combined.

5 -  OTHER RECEIVABLES

AS AT AUGUST 31,                       1999     2000
----------------------------------------------------
Grants receivable                    $  479   $2,046
Company under common control             27        -
Other                                   520      744
----------------------------------------------------
                                     $1,026   $2,790
----------------------------------------------------
----------------------------------------------------

                                                 EXFO   2000 Annual Report   41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6 -  INVENTORIES

AS AT AUGUST 31,                       1999     2000
-----------------------------------------------------
Raw materials                       $ 4,005   $12,057
Work in progress                      1,177     2,910
Finished goods                        2,409     3,901
----------------------------------------------------
                                    $ 7,591   $18,868
-----------------------------------------------------
-----------------------------------------------------

7 -  CAPITAL ASSETS

AS AT AUGUST 31, 1999         COST  ACCUMULATED AMORTIZATION       NET
----------------------------------------------------------------------
Equipment                  $ 4,426                   $ 2,469   $ 1,957
Leasehold improvements       1,146                       464       682
----------------------------------------------------------------------
                           $ 5,572                   $ 2,933   $ 2,639
----------------------------------------------------------------------
----------------------------------------------------------------------

AS AT AUGUST 31, 2000         COST  ACCUMULATED AMORTIZATION       NET
----------------------------------------------------------------------
Land                     $   299                     $     -   $   299
Building                   3,442                          32     3,410
Equipment                  8,451                       4,158     4,293
Leasehold improvements     1,373                         681       692
----------------------------------------------------------------------
                         $13,565                     $ 4,871   $ 8,694
----------------------------------------------------------------------
----------------------------------------------------------------------


8 -  GOODWILL AND OTHER ASSETS

AS AT AUGUST 31,                                                       1999     2000
------------------------------------------------------------------------------------
Goodwill - net of accumulated amortization of $297,000               $    -   $2,252
Patents - net of accumulated amortization of $111,000 and $159,000
       as at August 31, 1999 and 2000, respectively                      65       68
------------------------------------------------------------------------------------
                                                                     $   65   $2,320
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------


9 -  CREDIT FACILITIES

The company has available credit facilities which provide for advances of up to C$10,000,000 (US$6,793,000) under a line of credit and C$3,000,000
(US$2,038,000) as an operating loan. These facilities, which are renewable annually, bear interest at prime rate. Accounts receivable, inventories and all tangible and intangible assets of the company have been pledged as security against these facilities. Amounts of nil and C$15,000 (US$10,000) were drawn against the facilities as at August 31, 1999 and 2000, respectively.

10 -  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

AS AT AUGUST 31,                                    1999      2000
------------------------------------------------------------------
Trade                                            $ 1,884   $ 6,473
Salaries and social benefits                       1,112     1,698
Outstanding cheques in excess of bank balances     1,942       374
Commissions                                          421       966
Other                                                164       842
------------------------------------------------------------------
                                                 $ 5,523   $10,353
------------------------------------------------------------------
------------------------------------------------------------------

42   2000 Annual Report   EXFO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 -  MANDATORILY REDEEMABLE PREFERRED SHARES

Authorized - unlimited as to number, without par value

         Preferred, non-voting, ranking in priority to subordinate and multiple voting shares, each series ranking pari passu with the preferred shares of every other series, issuable in one or more series

         Preferred Series 1, non-voting, mandatorily redeemable on November 30, 2000 at their paid-in value, ranking in priority to all other existing and future classes of shares. The company may elect to settle the redemption value by issuing the number of subordinate voting shares obtained by dividing the paid-in value of the preferred shares Series 1, being C$800,000, by the average trading price of the subordinate voting shares for a period of ten trading days preceding November 30, 2000

On February 7, 2000, the company filed articles of amendment pursuant to which the Class G shares were created.

Prior to June 29, 2000, the company's authorized mandatorily redeemable preferred shares consisted of Class B, C, E and G shares.

On June 29, 2000, the company filed restated articles of incorporation pursuant to which preferred shares issuable in series and preferred shares Series 1 were created, the 800,000 issued and outstanding Class G shares were converted into 800,000 preferred shares Series 1 and Class B, C, E and G shares were cancelled.

The following table summarizes the preferred share activity since August 31, 1997:

                                                                      CLASS C SHARE                   CLASS E SHARES
--------------------------------------------------------------------------------------------------------------------------------
                                                                   NUMBER       AMOUNT       NUMBER      AMOUNT     TOTAL AMOUNT
--------------------------------------------------------------------------------------------------------------------------------
Balance as at August 31, 1997 and 1998                                -        $   -      19,000,000      $  -             $   -
Business combination (note 4)                                         1          340               -         -               340
Redemption of Class C share                                          (1)        (340)              -         -              (340)

Conversion of Class E shares into Class A shares (note 13)            -            -     (19,000,000)        -                 -
--------------------------------------------------------------------------------------------------------------------------------
Balance as at August 31, 1999 and 2000                                -        $   -               -      $  -             $   -
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------


                                                                     CLASS G SHARES               PREFERRED SHARES SERIES 1
--------------------------------------------------------------------------------------------------------------------------------
                                                                   NUMBER       AMOUNT       NUMBER      AMOUNT     TOTAL AMOUNT
--------------------------------------------------------------------------------------------------------------------------------
Balance as at August 31, 1997, 1998 and 1999                             -     $   -               -      $  -            $    -
Business combination (note 4)                                      800,000       555               -         -               555
Conversion of Class G shares into preferred shares Series 1       (800,000)     (555)        800,000       555                 -
Foreign currency translation adjustment                                  -         -               -       (12)              (12)
--------------------------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2000                                            -     $   -         800,000      $543            $  543
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

12 -  LONG-TERM DEBT

AS AT AUGUST 31,                                                   1999       2000
----------------------------------------------------------------------------------
Unsecured non-interest-bearing debenture due November 30, 20     $        -   $136
Unsecured non-interest-bearing loan repayable through July 2002           -     32
----------------------------------------------------------------------------------
                                                                          -    168
Less: Current portion                                                     -    152
----------------------------------------------------------------------------------
                                                                 $        -   $ 16
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------


As at August 31, 2000, minimum principal repayments required in each of the next two years are as follows:

2001           $  152
2002               16

                                              EXFO   2000 ANNUAL REPORT   43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13 -  SHARE CAPITAL

Authorized - unlimited as to number, without par value

         Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the Board of Directors, ranking pari passu with multiple voting shares

         Multiple voting and participating, entitling to ten votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder's option into subordinate voting shares on a one-for-one basis, ranking pari passu with subordinate voting shares

Prior to June 29, 2000, the company's authorized share capital consisted of Class A, D and F shares.

On September 2, 1998, the company filed articles of amendment pursuant to which the Class A shares were split on a 190,000-to-one basis. Pursuant to articles of amendment dated September 3, 1998, the 100 issued and outstanding Class E shares (note 11) were converted into Class A shares on a 190,000-to-one basis. All references to numbers of shares and per share amounts have been restated in order to reflect the share split and conversion noted above.

On June 29, 2000, the company filed restated articles of incorporation pursuant to which subordinate and multiple voting shares were created, the 38,000,000 issued and outstanding Class A shares were converted into 38,000,000 multiple voting shares, the 707,264 issued and outstanding Class F shares were converted into 707,264 subordinate voting shares and the Class A, D and F shares were cancelled.

The following tables summarize the share capital activity since August 31, 1997:


                                                                     CLASS A SHARES                   CLASS F SHARES
--------------------------------------------------------------------------------------------------------------------------------
                                                                   NUMBER       AMOUNT       NUMBER      AMOUNT     TOTAL AMOUNT
--------------------------------------------------------------------------------------------------------------------------------
Balance as at August 31, 1997 and 1998                           19,000,000    $    1            -       $     -        $      1
Conversion of Class E shares into Class A shares (note 11)       19,000,000         -            -             -               -
Issued for cash under stock purchase plan                                 -         -      197,588            86              86
--------------------------------------------------------------------------------------------------------------------------------
Balance as at August 31, 1999                                    38,000,000         1      197,588            86              87
Issued for cash under stock purchase plan                                 -         -      509,676           390             390
Conversion of Class F shares into subordinate voting shares               -         -     (707,264)         (476)           (476)
Conversion of Class A shares into multiple voting shares        (38,000,000)       (1)           -             -              (1)
--------------------------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2000                                             -    $    -            -       $     -        $      -
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

                                                                MULTIPLE VOTING SHARES           SUBORDINATE VOTING SHARES
--------------------------------------------------------------------------------------------------------------------------------
                                                                   NUMBER       AMOUNT       NUMBER      AMOUNT     TOTAL AMOUNT
--------------------------------------------------------------------------------------------------------------------------------
Balance as at August 31, 1997, 1998 and 1999                              -    $    -             -      $       -      $      -
Conversion of Class F shares into subordinate voting shares               -         -       707,264            476           476
Conversion of Class A shares into multiple voting shares         38,000,000         1             -              -             1
Issued pursuant to the Initial Public Offering                            -         -     8,050,000        209,300       209,300
Share issue expenses, net of related income taxes of $5,425,000           -         -             -        (11,318)      (11,318)
--------------------------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2000                                    38,000,000    $    1     8,757,264      $ 198,458      $198,459
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

44   ANNUAL REPORT   EXFO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCK PURCHASE PLAN

The company's stock purchase plan terminated at the time of the Initial Public Offering. In accordance with that plan, officers, directors and key employees could purchase Class F shares up to a maximum of 5% of all participating, issued and outstanding shares of the company. The maximum number of shares held by one person could not exceed 1% of all issued and outstanding shares of the company. The purchase price of shares under that plan was determined as a multiple of the company's equity as at the end of the preceding fiscal year. Shares issued under that plan are restricted as to sale and transferability for a period of at least five years. Prior to June 29, 2000, the date of the Initial Public Offering, the company issued 707,264 Class F shares in exchange for a weighted average cash consideration of C$0.98 (US$0.68) per share. As at August 31, 2000, the company has guaranteed the repayment of third party loans totalling C$270,000 (US$183,000) obtained by certain employees with respect to the purchase of Class F shares.

STOCK OPTION PLAN

On May 25, 2000, the company established a stock option plan for directors, executive officers, employees and consultants and those of the company's subsidiaries, as determined by the Board of Directors.

The maximum number of subordinate voting shares issuable under the plan shall not exceed 4,470,961 shares. The maximum number of subordinate voting shares that may be granted to any individual shall not exceed 5% of the number of outstanding subordinate voting shares. The exercise price shall be the market price of the common shares on the date of granting. Options granted under the plan generally expire ten years from the date of granting. Options granted under the plan generally vest over a four-year period, with 25% becoming exercisable at the end of each of the first four fiscal years of the company following the date of granting. The number of options which ultimately become exercisable in any given year, and in aggregate, depends on the degree to which the company's financial performance objectives are met. The Board of Directors may accelerate the vesting of any or all outstanding options upon the occurrence of a change of control.

On June 27, 2000, the company granted options to purchase a total of 609,734 subordinate voting shares at the Initial Public Offering price. As at August 31, 2000, there were 3,861,227 shares reserved for issuance under the stock option plan.

The following table summarizes the stock option activity since May 25, 2000:

YEAR ENDED AUGUST 31, 2000          NUMBER     WEIGHTED AVERAGE EXERCISE PRICE
------------------------------------------------------------------------------
Outstanding - Beginning of year           -                               $  -
         Granted                    609,734                                 26
------------------------------------------------------------------------------
Outstanding - End of year           609,734                               $ 26
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Options exercisable - End of year         -                                  -
------------------------------------------------------------------------------

As at August 31, 2000, the weighted average remaining contractual life of the outstanding options was 4.83 years.

14 -  COMMITMENTS

OPERATING LEASES

The company has entered into operating leases for its premises, which expire at various dates through to 2003. As at August 31, 2000, the minimum rentals payable during each of the next three years are as follows:

2001                                                                   $   397
2002                                                                       209
2003                                                                        49
------------------------------------------------------------------------------
                                                                       $   655
------------------------------------------------------------------------------
------------------------------------------------------------------------------

During the years ended August 31, 1998, 1999 and 2000, rental expense amounted to $283,000, $344,000 and $579,000, respectively.


15 -  OTHER DISCLOSURES

LOAN FROM A COMPANY UNDER COMMON CONTROL

The loan from a company under common control bearing interest at prime rate plus 1% and unsecured was reimbursed during the year.

During the years ended August 31, 1998, 1999 and 2000, the effective interest rate on this loan was 6.25%, 6.95% and 7.75%, respectively.

NET RESEARCH AND DEVELOPMENT EXPENSES

Net research and development expenses comprise the following:

YEARS ENDED AUGUST 31,                      1998           1999           2000
------------------------------------------------------------------------------
                                          (note 3)        (note 3)
Gross research and development expenses  $ 4,406         $ 6,390      $  9,374
Research and development tax credits      (1,332)         (1,935)       (2,436)
Government grants                            (60)           (140)         (536)
------------------------------------------------------------------------------
                                         $ 3,014         $ 4,315      $  6,402
------------------------------------------------------------------------------
------------------------------------------------------------------------------

                                                EXFO   2000 ANNUAL REPORT   45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OTHER GRANTS AND TAX CREDITS

During 1998, the company entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (the "Minister"). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to a maximum of C$600,000 (US$417,000) towards interest costs incurred over the period from January 1, 1998 through December 31, 2002. In addition, the Minister agreed to provide grants up to a maximum of C$2,220,000 (US$1,541,000) over the period from January 1, 1998 through December 31,
2002, payable based on the number of full-time jobs created during the period.

The above grants are subject to the condition that the company maintain its Canadian principal place of business within the Province of Quebec until at least December 31, 2002 and that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Should these conditions not be met by the company, the Minister may enforce various recourse options, which include suspension or cancellation of the agreement or requiring the repayment of amounts received by the company. During the period from January 1, 1998 to August 31, 2000, the company recognized a total of C$2,396,000 (US$1,627,000) under this program, of which C$1,048,000 (US$712,000) has been credited to earnings with the balance of C$1,348,000 (US$915,000) having been included in deferred grants.

Furthermore, in 1999, the company entered into another agreement with the Minister. Pursuant to this agreement, the Minister agreed to provide grants up to a maximum of C$3,756,000 (US$2,551,000) over the period from February 1998 to June 2002, payable based on the number of jobs created and certain specific training expenses related to such jobs. The above grant is subject to the condition that 361 jobs be created pursuant to the agreement and that the new employees continue to participate in the specific training program for a period of at least ten consecutive months. Should these conditions not be met by the company, the Minister may enforce various recourse options, which include suspension or cancellation of the agreement or requiring the repayment of amounts received by the company. Since 1998, the company has recognized a total of C$1,322,000 (US$898,000) under this program, of which C$1,037,000 (US$704,000) has been credited to earnings with the balance of C$285,000 (US$194,000) having been included in deferred grants. Should any repayments of amounts received pursuant to these agreements be required, such repayments will be charged to earnings as the amounts of any repayments become known.

Finally, since 2000, companies operating in the Quebec city area are entitled to a refundable tax credit granted by the government of the Province of Quebec. This credit is earned on the increase of production and marketing salaries incurred in the Quebec City area at a rate of 40%. The company has recognized a total of C$1,297,000 (US$881,000) under this program which has been credited to earnings.

Following is a summary of the classification of these and certain other grants and tax credits in the statements of earnings.

Interest income for the years ended August 31, 1998, 1999 and 2000 is net of related government grants of $66,000, $126,000 and $196,000, respectively.

Cost of sales for the years ended August 31, 1998, 1999 and 2000 is net of government grants of $11,000, $33,000 and $915,000, respectively.

Selling and administrative expenses for the years ended August 31, 1998, 1999 and 2000 are net of government grants of $22,000, $21,000 and $386,000, respectively.

Research and development expenses for the years ended August 31, 1998, 1999 and 2000 are net of government grants of $60,000, $140,000 and $536,000, respectively.

DEFINED CONTRIBUTION EMPLOYEE BENEFITS PLANS

The company maintains two separate defined contribution employee benefits plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

- DEFERRED PROFIT SHARING PLAN

This plan, maintained for eligible Canadian resident employees, requires the company to contribute an amount equal to 1% of an employee's gross salary, provided that the employee has contributed at least 2% of gross salary to a tax-deferred registered retirement savings plan. In addition, at the end of each fiscal year, the company may contribute an additional amount of up to 4% of an employee's gross salary to the employee's tax-deferred registered retirement savings plan. Contributions paid to this plan during the years ended August 31, 1998, 1999 and 2000 amounted to nil, C$156,000 (US$104,000) and C$202,000 (US$137,000),
respectively.

- 401K PLAN

The company maintains a 401K plan for eligible U.S. resident employees. Under the plan, the company may elect to contribute an amount of up to 50% of the first 6% of an employee's current compensation, subject to certain legislated maximum contribution limits. During the years ended August 31, 1998, 1999 and 2000, the company made contributions totalling US$8,000, US$21,000 and US$23,000, respectively.

46   ANNUAL REPORT   EXFO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16 -  RELATED PARTY TRANSACTIONS

In the normal course of operations, the company entered into transactions with certain companies under common control. These transactions have been measured at the exchange amount which is the amount of consideration agreed upon by the related parties. These transactions have been reflected in the financial statements as follows:

YEARS ENDED AUGUST 31,                    1998             1999          2000
-----------------------------------------------------------------------------
                                        (note 3)         (note 3)
Rent                                  $     219         $      232     $   241
Interest expense                             84                 92         105


17 -  INCOME TAXES

The reconciliation of the income tax provision calculated using the Canadian federal and provincial statutory income tax rates to the provision for income taxes per the financial statements is as follows:

YEARS ENDED AUGUST 31,                       1998           1999        2000
-------------------------------------------------------------------------------
                                           (note 3)         (note 3)
Income taxes at combined Canadian federal
  and provincial statutory tax rate (38%)  $   2,606       $3,156       $ 5,897

Increase (decrease) due to:
Manufacturing and processing deduction          (387)        (519)         (645)
Non-deductible expenses                           43           40            57
Other                                             94         (185)          (11)
-------------------------------------------------------------------------------
                                              $2,356       $2,492       $ 5,298
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Income taxes consist of:

    Current                                   $2,067       $2,534        $5,331
    Future                                       289          (42)          (33)
-------------------------------------------------------------------------------
                                              $2,356       $2,492        $5,298
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Significant components of the company's future tax assets and liabilities are as follows:

AS AT AUGUST 31,                                            1999        2000
-------------------------------------------------------------------------------
Future tax assets
         Provisions and accruals                         $    -        $    266
         Government grants                                   18               -
         Deferred revenue                                   101             175
         Share issue expenses                                 -           4,358
         Other                                                4             193
-------------------------------------------------------------------------------
                                                            123           4,992
-------------------------------------------------------------------------------
Future tax liabilities
         Capital assets                                    (183)           (419)
         Research and development tax credits              (330)           (474)
         Government grants                                    -             (15)
-------------------------------------------------------------------------------
                                                           (513)           (908)
-------------------------------------------------------------------------------
                                                         $ (390)      $   4,084
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Presented as:
    Current                                              $ (262)      $     995
    Long-term                                              (128)          3,089
-------------------------------------------------------------------------------
                                                         $ (390)      $   4,084
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                                                 EXFO   2000 ANNUAL REPORT   47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18 -  SEGMENT INFORMATION

Management has organized the company under one operating segment, that being the development, manufacture and marketing of fiber-optic test, measurement and monitoring equipment and instruments. Substantially all of the company's long-lived assets are located in Canada.

Sales by geographic region are detailed as follows:


YEARS ENDED AUGUST 31,                       1998           1999        2000
-------------------------------------------------------------------------------
                                           (note 3)         (note 3)
United States                              $  13,644       $ 20,755     $36,139
Canada                                         2,353          2,973       8,006
Europe                                         6,717          8,721      14,503
Asia                                           3,229          3,199       6,486
Other                                          5,662          6,518       6,505
-------------------------------------------------------------------------------
                                           $  31,605       $ 42,166     $71,639
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Sales have been allocated to geographic regions based on the country of residence of the related customers. During all years presented above, there were no customers from which 10% or more of total sales were derived.

19 -  FINANCIAL INSTRUMENTS

SHORT-TERM INVESTMENTS
Short-term investments consist of the following:


AS AT AUGUST 31,                                            1999        2000
-------------------------------------------------------------------------------
Corporate bonds denominated in
         Canadian dollars bearing interest
         at annual rates of 4.9% to 5%                   $  1,371     $      -

Commercial paper denominated in Canadian dollars,
         bearing interest at annual rates of 5.77% to
         5.93%, maturing on different dates between
         November 22, 2000 and February 2, 2001                 -       41,872

Commercial paper denominated
         in U.S. dollars, bearing interest
         at annual rates of 6.51% to 6.79%,
         maturing at different dates between
         November 14, 2000 and March 2, 2000                    -      120,787
-------------------------------------------------------------------------------
                                                         $  1,371     $162,659
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


FAIR VALUE

Cash and cash equivalents, accounts receivable, bank advances, accounts payable and accrued liabilities, dividend payable, mandatorily redeemable preferred shares, loan from a company under common control and long-term debt are financial instruments whose fair values approximate their carrying values.

The fair value of short-term investments, determined based on market value, amounted to $1,430,000 and $162,719,000 as at August 31, 1999 and 2000,
respectively.


48   2000 ANNUAL REPORT   EXFO

CREDIT RISK

Financial instruments which potentially subject the company to credit risk consist principally of cash and cash equivalents, short-term investments, accounts receivable and forward exchange contracts. The company's short-term investments consist of debt instruments issued by high-credit quality financial institutions and corporations and the company's cash and cash equivalents and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore the company considers the risk of non-performance on these instruments to be remote.

Due to the North American and European distribution of the company's customers, there is no particular concentration of credit risk. Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible.

INTEREST RATE RISK

As at August 31, 2000, the company's exposure to interest rate risk is summarized as follows:

Cash and cash equivalents                      Non-interest bearing
Short-term investments                         As described above
Accounts receivable                            Non-interest bearing
Bank advances                                  Prime rate
Accounts payable and accrued liabilities       Non-interest bearing
Mandatorily redeemable preferred shares        Non-interest bearing
Long-term debt                                 As described in note 12

FORWARD EXCHANGE CONTRACTS

The company is exposed to currency risks as a result of its export sales, substantially all of which are denominated in U.S. dollars, of products manufactured in Canada. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at August 31, 1999 and 2000, the company held contracts to sell U.S. dollars at various forward rates, which are summarized as follows:

                                    CONTRACTUAL              WEIGHTED AVERAGE
                                        AMOUNTS     CONTRACTUAL FORWARD RATES
-----------------------------------------------------------------------------
As at August 31, 1999
  September 1999 to August 2000          $5,800                        1.4815
  September 2000 to June 2001             3,000                        1.5014
As at August 31, 2000
  September 2000 to August 2001          $5,400                        1.4871
  September 2001 to April 2002            1,200                        1.4602

As at August 31, 1999 and 2000, these contracts resulted in deferred unrealized losses amounting to US$35,000 and US$45,000, respectively.

As at August 31, 2000, the company held forward exchange contracts to buy U.S. dollars at various forward rates which are summarized as follows:

                                    CONTRACTUAL              WEIGHTED AVERAGE
                                         AMOUNT      CONTRACTUAL FORWARD RATE
-----------------------------------------------------------------------------
Maturing between November 2000
  and January 2001                      $40,500                        1.4777

As at August 31, 2000, the fair value of these contracts amounted to US$27,431,000 compared to contractual value of US$27,407,000, resulting in an unrealized loss of US$24,000 which has been reflected in the statement of earnings for the year.

20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As a registrant with the Securities and Exchange Commission in the United States, the company is required to reconcile its financial results for significant differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP).

Additional disclosures required under U.S. GAAP have been provided in the accompanying financial statements and notes. In addition, the following summarizes differences between Canadian and U.S. GAAP and other required disclosures under U.S. GAAP.

ACCOUNTING FOR STOCK-BASED COMPENSATION

To conform with U.S. GAAP, the company measures stock-based compensation costs using the intrinsic value method (APB 25 "Accounting for Stock Issued to Employees").

STOCK PURCHASE PLAN

Under APB 25, compensation cost related to the stock purchase plan is measured as the difference between the fair value of the purchased stock and the purchase price paid by plan participants. Compensation cost is amortized to expense over a period of five years, being the restriction period.

During the years ended August 31, 1999 and 2000, the weighted average fair value per share under the stock purchase plan amounted to approximately $0.68 and $10.80, respectively. The fair value per share since inception of the plan ranged between $0.68 and $18.00. As at August 31, 1999 and 2000, the balance of deferred stock-based compensation amounted to $40,000 and $2,144,000, respectively.


                                                 EXFO   2000 Annual Report   49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCK OPTION PLAN

In accordance with APB 25, the company's stock option plan is considered to be a variable plan. Accordingly, subsequent increases in the fair value of the underlying stock, in excess of the exercise price of the option, are accounted for as additional compensation costs. Compensation cost is amortized to expense over the estimated vesting period up to a maximum of four years. As at August 31, 2000, the balance of deferred stock-based compensation amounted to $17,285,000.

Under Canadian GAAP, no compensation cost is recognized for these stock-based compensation plans.

CHANGE IN REPORTING CURRENCY

As mentioned in note 3, on September 1, 1999, the company adopted the U.S. dollar as its reporting currency. Under U.S. GAAP, the financial statements, including prior years, are translated according to the current rate method. Under Canadian GAAP, at the time of change in reporting currency, the historical financial statements are presented using a translation of convenience.

Under Canadian GAAP, the statements of earnings for the years ended August 31, 1998 and 1999 were translated into U.S. dollars using an exchange rate of US$1.00 = C$1.4958. Under U.S. GAAP, revenue and expenses would be translated at exchange rates prevailing at the respective transaction dates. Average exchange rates for the years ended August 31, 1998 and 1999 were US$1.00 = C$1.4390 and C$1.5068, respectively. The exchange rates as at August 31, 1998 and 1999 were US$1.00 = C$1.5722 and C$1.4958, respectively.

SHORT-TERM INVESTMENTS

Under U.S. GAAP, the short-term investments would be classified as "available for sale" securities. Consequently, these securities would be carried at fair value, with any unrealized holding gains or losses at each balance sheet date being reflected in other comprehensive income on a net of tax basis. Under Canadian GAAP, short-term investments are carried at the lower of cost and market value and cost is composed of acquisition cost plus amortization of discount or less amortization of premium.

IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with SFAS 121, Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of, the company reviews the carrying value of its long-lived assets, including goodwill associated with assets acquired in a purchase business combination, when events or changes in circumstances indicate that the carrying value may not be recoverable. If this review indicates that the carrying amounts of the assets and goodwill, where applicable, will not be recoverable, as determined based on estimated undiscounted cash flows, an impairment loss is recorded. Impairment losses, if any, are measured as the excess of the carrying values over the fair values of the related assets. In addition, goodwill is reviewed periodically as disclosed in note 2.

FORWARD EXCHANGE CONTRACTS

Under U.S. GAAP, in accordance with SFAS 52, certain of the forward exchange contracts held for hedging and other purposes in 1998 and 1999, for which the underlying transactions are not firmly committed, would not qualify for hedge accounting. Consequently, unrealized gains or losses on these contracts at each balance sheet date would be reflected in earnings for the corresponding year. Under Canadian GAAP, the company's forward exchange contracts held for the purpose of hedging anticipated sales qualify for hedge accounting and any unrealized gains or losses are deferred and recognized in the statement of earnings upon settlement of the related transactions.

EARNINGS PER SHARE

For purposes of earnings per share calculations, the subordinate voting shares and multiple voting shares (previously Class A, E and F shares), collectively, are considered to constitute common shares.

Under U.S. GAAP, diluted net earnings per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of potential common shares, such as options, and conversions of senior shares outstanding during the year. This method requires that diluted net earnings per share be calculated, using the treasury stock method, as if all potential common shares had been exercised at the later of the beginning of the period or the date of issue, as the case may be, and that the funds obtained thereby were used to purchase common shares of the company at the average fair value of the common shares during the period.

Under Canadian GAAP, fully diluted earnings per share is calculated based on the current imputed earnings method (note 2).

Under U.S. GAAP, the presentation of per share figures for earnings before amortization of goodwill is not permitted. In addition, under U.S. GAAP, amortization of goodwill would be included in the computation of earnings from operations.

FUTURE INCOME TAXES

As a result of adjustments from Canadian GAAP to U.S. GAAP, future income tax liabilities under U.S. GAAP include an adjustment of $23,000 as at August 31, 1999 and 2000, related to short-term investments and forward exchange contracts carried at fair value.

NEW ACCOUNTING STANDARDS

In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities". The standard, which must be applied prospectively, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The only derivatives held by the company are forward exchange contracts. The new standard is effective September 1, 2000 and will be applied prospectively, as required. On September 1, 2000, the company hedged certain firm sales commitments with forward exchange contracts, as disclosed in note 19. The impact of adopting the standard related to


50   2000 Annual Report   EXFO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

these derivatives will not be material. The other derivatives currently disclosed in note 19 do not qualify as hedging instruments and the method of accounting for these derivatives will not change as a result of the application of SFAS 133.

On December 3, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition". SAB 101, as amended by SAB101B, is effective no later than the fourth fiscal quarter of the first fiscal year beginning after December 15, 1999. The implementation of this SAB is not expected to have any material effect on the company's financial statements or revenue recognition policy in future years.

In March 2000, the Financial Accounting Standards Board issued Interpretation 44 "Accounting for Certain Transactions Including Stock Compensation", an interpretation of APB 25, which provides guidance on applying APB 25 for certain stock compensation issues. FIN 44 is effective since July 4, 2000. The implementation of this FIN did not have any effect on the company's financial statements.

RECONCILIATION OF NET EARNINGS TO CONFORM WITH U.S. GAAP

The following summary sets out the material adjustments to the company's reported net earnings and net earnings per share which would be made to conform with U.S. GAAP.

YEARS ENDED AUGUST 31,                                                             1998        1999        2000
---------------------------------------------------------------------------------------------------------------
Net earnings for the year in accordance with Canadian GAAP                      $ 4,501      $5,814     $ 9,924
Non-cash stock-based compensation costs related to stock purchase plan *              -         (10)       (538)
Non-cash stock-based compensation costs related to stock option plan under
  variable accounting *                                                               -           -      (1,464)
Change in reporting currency                                                        178         (44)          -
Unrealized gains (losses) on forward exchange contracts                            (208)        208           -
Future income taxes on forward exchange contracts                                    67         (67)          -
---------------------------------------------------------------------------------------------------------------
Net earnings for the year in accordance with U.S. GAAP                            4,538       5,901       7,922
Other comprehensive income (loss)
  Foreign currency translation adjustments                                       (1,350)        606       1,555
  Unrealized holding gains on short-term investments, net of related
    income taxes of $23,000 in 1999 and nil in 2000                                   -          36           1
---------------------------------------------------------------------------------------------------------------
Comprehensive income                                                            $ 3,188      $6,543     $ 9,478
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Basic and diluted net earnings per share in accordance with U.S. GAAP           $  0.12      $ 0.15     $  0.20

*Required under APB 25


                                                 EXFO   2000 Annual Report   51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings available to common shareholders is reconciled as follows:

YEARS ENDED AUGUST 31,                        1998        1999        2000
--------------------------------------------------------------------------
Net earnings for the year                   $4,538      $5,901      $7,922
Dividend on Class C share                        -        (333)          -
--------------------------------------------------------------------------
Earnings available to common shareholders   $4,538      $5,568      $7,922
--------------------------------------------------------------------------
--------------------------------------------------------------------------

The diluted weighted average number of common shares outstanding calculated according to U.S. GAAP is as follows:

YEARS ENDED AUGUST 31,                           1998       1999        2000
----------------------------------------------------------------------------
Weighted average number of
  common shares outstanding - Basic (000's)    38,000     38,001      39,951
Conversion of preferred shares Series 1             -          -          26
Exercise of stock options                           -          -         109
----------------------------------------------------------------------------
Weighted average number of
  common shares outstanding - Diluted (000's)  38,000     38,001      40,086
----------------------------------------------------------------------------
----------------------------------------------------------------------------

The number of common shares issuable upon the assumed conversion of the preferred shares Series 1 has been determined by dividing the paid-in value of the preferred shares Series 1 (previously Class G shares) by the market value of the former Class A shares as at February 4, 2000 (the date the Class G shares were issued), or $18.00 per Class A share, weighted from the date of issuance of the Class G shares to the end of the year.

As a result of the above adjustments to net earnings, differences with respect to the shareholders' equity under U.S. GAAP are as follows:

SHARE CAPITAL

AS AT AUGUST 31,                                                1999         2000
---------------------------------------------------------------------------------
Share capital in accordance with Canadian GAAP                   $87     $198,459
Stock-based compensation costs related to stock purchase plan
  Current year                                                    10          538
  Cumulative effect of prior years                                 -           10
---------------------------------------------------------------------------------
Share capital in accordance with U.S. GAAP                       $97     $199,007
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

OTHER CAPITAL

AS AT AUGUST 31,                                                1999       2000
-------------------------------------------------------------------------------
Other capital in accordance with Canadian GAAP                  $  -     $    -
Stock-based compensation costs related to stock option plan
  under variable accounting                                        -      1,464
-------------------------------------------------------------------------------
Other capital in accordance with U.S. GAAP                      $  -     $1,464
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


52   2000 Annual Report   EXFO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RETAINED EARNINGS

AS AT AUGUST 31,                                                1999       2000
-------------------------------------------------------------------------------
Retained earnings in accordance with Canadian GAAP           $14,592    $ 6,980
Stock-based compensation costs
  Current year                                                   (10)    (2,002)
  Cumulative effect of prior years                                 -        (10)
Change in reporting currency
  Current year
    Net earnings                                                 (44)         -
    Dividends                                                     24          -
  Cumulative effect of prior years                             1,036      1,016
-------------------------------------------------------------------------------
Retained earnings in accordance with U.S. GAAP               $15,598    $ 5,984
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

AS AT AUGUST 31,                                                             1999        2000
---------------------------------------------------------------------------------------------
Foreign currency translation adjustments
  Balance - Beginning of year                                             $(1,622)    $(1,016)
  Change during the year                                                      606       1,555
---------------------------------------------------------------------------------------------
  Balance - End of year                                                    (1,016)        539
---------------------------------------------------------------------------------------------
Unrealized holding gains on short-term investments, net of income taxes
  Balance - Beginning of year                                                   -          36
  Unrealized gains arising during the year, net of related income taxes
     of $23,000 in 1999 and 2000                                               36          37
  Reclassification adjustment for amounts included in net earnings,
     net of related income taxes of $23,000                                     -         (36)
---------------------------------------------------------------------------------------------
  Balance - End of year                                                        36          37
---------------------------------------------------------------------------------------------
Accumulated other comprehensive income (loss)                             $  (980)    $   576
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

Following are condensed statements of earnings for the years ended August 31, 1998, 1999 and 2000 and condensed balance sheets as at August 31, 1999 and 2000 prepared under U.S. GAAP:

STATEMENTS OF EARNINGS

YEARS ENDED AUGUST 31,           1998       1999       2000
-----------------------------------------------------------
Sales                         $32,853    $41,858    $71,639
Cost of sales                  11,793     14,889     24,712
-----------------------------------------------------------
Gross margin                   21,060     26,969     46,927
Total operating expenses       14,105     18,367     34,503(1)
-----------------------------------------------------------
Earnings from operations        6,955      8,602     12,424
-----------------------------------------------------------
Net earnings for the year     $ 4,538    $ 5,901    $ 7,922
-----------------------------------------------------------
-----------------------------------------------------------

(1) includes the non-cash stock compensation costs totalling $2,002,000

BALANCE SHEETS

AS AT AUGUST 31,                        1999       2000
-------------------------------------------------------
Current assets
  Cash and cash equivalents          $   423   $    729
  Available-for-sale securities        1,430    162,719
  Accounts receivable                  9,895     21,062
  Inventories                          7,591     18,868
  Other current assets                   856      1,307
  Future income taxes                      -        972
-------------------------------------------------------
                                      20,195    205,657

Capital assets                         2,639      8,694
Goodwill and other assets                 65      2,320
Future income taxes                        -      3,089
-------------------------------------------------------
                                     $22,899   $219,760
-------------------------------------------------------
-------------------------------------------------------


                                                 EXFO   2000 Annual Report   53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BALANCE SHEETS

AS AT AUGUST 31,                                      1999         2000
-----------------------------------------------------------------------
Current liabilities
  Bank advances                                    $     -     $     10
  Accounts payable and accrued liabilities           5,523       10,353
  Other current liabilities                          1,891        1,090
-----------------------------------------------------------------------
                                                     7,414       11,453
Long-term liabilities                                  770        1,276
-----------------------------------------------------------------------
                                                     8,184       12,729
-----------------------------------------------------------------------
Shareholders' equity
  Share capital                                         97      199,007
  Other capital                                          -        1,464
  Accumulated other comprehensive income (loss)       (980)         576
  Retained earnings                                 15,598        5,984
-----------------------------------------------------------------------
                                                    14,715      207,031
-----------------------------------------------------------------------
                                                   $22,899     $219,760
-----------------------------------------------------------------------
-----------------------------------------------------------------------

STATEMENT OF CASH FLOWS

Under Canadian GAAP, the statements of cash flows, which have been prepared on a basis consistent with International Accounting Standards, for the years ended August 31, 1998 and 1999 were translated into U.S. dollars using an exchange rate of US$1.00 = C$1.4958. Under U.S. GAAP, the historical exchange rates on the dates of the cash flow activities would be used. Following are summary statements of cash flows under U.S. GAAP:

YEARS ENDED AUGUST 31,                                                      1998        1999
--------------------------------------------------------------------------------------------
Operating activities                                                      $3,278     $ 3,633
Financing activities                                                        (273)     (3,261)
Investing activities                                                      (2,061)     (1,206)
--------------------------------------------------------------------------------------------
Change in cash and cash equivalents                                          944        (834)
Effect of foreign exchange rate changes on cash and cash equivalents        (124)         56
Cash and cash equivalents - Beginning of year                                381       1,201
--------------------------------------------------------------------------------------------
Cash and cash equivalents - End of year                                   $1,201     $   423
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

For the year ended August 31, 2000, there are no material differences between the statement of cash flows under Canadian GAAP as compared to U.S. GAAP.

ACCOUNTING FOR STOCK-BASED COMPENSATION

Under U.S. GAAP, the company has elected to measure compensation cost related to awards of stock options using the intrinsic value method of accounting. In this instance, however, under SFAS 123, Accounting for Stock-Based Compensation, the company is required to make pro forma disclosures of net earnings, basic net earnings per share and diluted net earnings per share as if the fair value based method of accounting had been applied.

The fair value of options granted was estimated using the Black-Scholes options pricing model with the following weighted average assumptions: a risk-free interest rate of 6.04%, an expected volatility of 75%, dividends of nil and a weighted average expected life of 32 months. The weighted average grant-date fair value of options granted during the year was $13.

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions, and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

If the fair value based method had been used to account for stock-based compensation costs related to stock options issued to employees, directors and executive officers, the net earnings and related net earnings per share figures under U.S. GAAP would be as follows:

YEAR ENDED AUGUST 31, 2000
-------------------------------------------------------------
Pro forma net earnings for the year                    $8,939
Pro forma basic and diluted net earnings per share     $ 0.22


54   2000 Annual Report   EXFO

QUARTERLY SUMMARY FINANCIAL INFORMATION (UNAUDITED)
(in thousands of US dollars, except per share data)

                                                                                                    YEAR
                                                                                                    ENDED
                                               1ST QUARTER  2ND QUARTER  3RD QUARTER  4TH QUARTER  AUGUST 31,
-------------------------------------------------------------------------------------------------------------
2000
Sales                                             $11,688     $17,423      $19,411      $23,117     $71,639
Cost of sales                                     $ 3,733     $ 5,876      $ 7,347      $ 7,756     $24,712
Gross margin                                      $ 7,955     $11,547      $12,064      $15,361     $46,927
Earnings from operations                          $ 2,092     $ 3,640      $ 3,847      $ 5,144     $14,723
Net earnings                                      $ 1,300     $ 2,412      $ 2,748      $ 3,464     $ 9,924

Basic and fully diluted net earnings per share*   $  0.03     $  0.06      $  0.07      $  0.08     $  0.25

1999
Sales                                             $ 9,124     $ 9,604      $10,916      $12,522     $42,166
Cost of sales                                     $ 3,402     $ 3,619      $ 3,753      $ 4,224     $14,998
Gross margin                                      $ 5,722     $ 5,985      $ 7,163      $ 8,298     $27,168
Earnings from operations                          $ 1,890     $ 1,640      $ 2,417      $ 2,729     $ 8,676
Net earnings                                      $ 1,175     $ 1,045      $ 1,623      $ 1,971     $ 5,814

Basic and fully diluted net earnings per share    $  0.02     $  0.03      $  0.04      $  0.05     $  0.14

1998
Sales                                             $ 7,115     $ 7,486      $10,069      $ 6,935     $31,605
Cost of sales                                     $ 2,400     $ 2,421      $ 3,980      $ 2,544     $11,345
Gross margin                                      $ 4,715     $ 5,065      $ 6,089      $ 4,391     $20,260
Earnings from operations                          $ 1,805     $ 1,924      $ 2,488      $   474     $ 6,691
Net earnings                                      $ 1,215     $ 1,255      $ 1,635      $   396     $ 4,501

Basic and fully diluted net earnings per share    $  0.03     $  0.04      $  0.04      $  0.01     $  0.12

*Net earnings per share are calculated independently for each of the quarters presented. Therefore, the sum of the quarterly per share information may not equal the annual net earnings per share.


                                                 EXFO   2000 Annual Report   55

BOARD OF DIRECTORS

GERMAIN LAMONDE, CHAIRMAN, CEO AND PRESIDENT
Germain Lamonde is one of our founders. Mr. Lamonde has been our Chairman of the Board, Chief Executive Officer and President since our inception in 1985. Mr. Lamonde holds a bachelor's degree in Physics Engineering from Ecole Polytechnique, University of Montreal in Canada, and a master's degree in Optics from Laval University in Canada.

PIERRE MARCOUILLER, CHAIRMAN, CAMOPLAST INC.
Pierre Marcouiller is Chairman of the Board of Camoplast Inc., a supplier of components to the recreational and motorized vehicle and automotive parts markets. Mr. Marcouiller holds a bachelor's degree in Business Administration from Universite du Quebec a Trois-Rivieres in Canada and a master's degree in Business Administration from the University of Sherbrooke in Canada.

DR. DAVID A. THOMPSON, DIRECTOR, TECHNOLOGY AND STRATEGY, CORNING INC.
David A. Thompson has held various positions with Corning Inc., a manufacturer of optical fiber and other products for the telecommunications, television and other communications-related industries, since 1976. Dr. Thompson holds a bachelor's degree in Chemistry from Ohio State University in the United States and a doctorate in Inorganic Chemistry from the University of Michigan in the United States.

ANDRE TREMBLAY, PRESIDENT AND CEO, MICROCELL TELECOMMUNICATIONS INC.
Andre Tremblay has been President and Chief Executive Officer of Microcell Telecommunications Inc., a wireless telecommunications provider, since May 1995. Mr. Tremblay holds a bachelor's degree in Business Administration and a license in Accounting from Laval University in Canada, as well as a master's degree in Taxation from the University of Sherbrooke in Canada.

MICHAEL UNGER, EXECUTIVE CONSULTANT
Michael Unger worked with Nortel Networks Corporation from 1962 to 2000. Mr. Unger's most recent position was President of Nortel's Optical Networks Business Unit, a position he held from May 1998 to April 2000. Mr. Unger holds a bachelor's degree in Science from Concordia University in Canada.


MANAGEMENT AND CORPORATE OFFICERS

GERMAIN LAMONDE
Chairman of the Board, Chief Executive Officer and President

PIERRE PLAMONDON, CA
Vice-President, Finance and Chief Financial Officer

BRUCE BONINI
Vice-President, North American Sales

JUAN-FELIPE GONZALEZ
Vice-President, International Sales

JEAN-FRANCOIS BOULET
Vice-President, Human Resources

STEPHEN BULL
Vice-President, Research and Development

MARIO LAROSE
Vice-President, Marketing

ROXANE VEZINA
Director, Information Technology
and Supply-Chain Management

LUC GAGNON
Director, Manufacturing

GREGORY SCHINN
Chief Technology Officer

KIMBERLEY OKELL
Secretary and Legal Counsel


56   2000 Annual Report   EXFO

CORPORATE GOVERNANCE

Both the Board of Directors and management recognize the importance of having appropriate structures and procedures in place to permit good corporate governance. Our present Board members were elected in May and June 2000, just prior to our Initial Public Offering. At such time an Audit Committee and a Human Resources Committee were appointed to form the starting point of a structure that will be defined and refined to continue to ensure good corporate governance.

Early in the mandate of the Board members, EXFO provided them with two full days of orientation and education relating to our activities, structures, policies and processes, which included a visit of our facilities and meetings with management.

RESPONSIBILITIES OF THE BOARD

The Board is responsible for the stewardship of the business and affairs of EXFO by reviewing, discussing and approving our strategic direction and organizational structure, and supervising management. The Board, which receives regular updates from management, annually reviews and approves EXFO's strategic planning process and internal control and management information systems. The Board has identified the principal risks of our business and has reviewed present risk management systems. Over the next fiscal year, the Board will analyze additional risk management strategies for the future. In addition, the Board has identified the following objectives for the coming fiscal year: the elaboration and implementation of a succession planning process by the Human Resources Committee and the establishment and implementation of a communications policy for EXFO.

The Board grants final approval with respect to each of the following matters, in addition to those that require Board approval under applicable laws: (i) the strategic direction of EXFO; (ii) material contracts, acquisitions or dispositions of our assets; and (iii) the annual operational plan and capital and operating budgets.

The Board is responsible for the establishment and functioning of all Board committees, the appointment of members to serve on such committees, their compensation and their good standing. At regularly scheduled meetings of the Board, the Directors receive, consider and discuss Board committee reports.

As of September 30, 2000, the Board had met five times since EXFO became a public company in June 2000.

EXFO does not currently have a member of the Board that is responsible for ensuring that the Board properly discharges its duties, independent of management. At the present time, EXFO has no formal procedures in place for recruiting new Directors.

COMPOSITION OF THE BOARD

Our articles of incorporation provide for a Board of Directors with a minimum of three and a maximum of 12 Directors. Our Board presently consists of five Directors, four of whom are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act with a view to the best interests of EXFO, other than interests arising from shareholding. Our Directors are elected at the annual meeting of shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier. Under the Canada Business Corporations Act, a majority of the Directors and of the members of any committee of the Board of Directors must be composed of Canadian residents.

Our Chairman of the Board, Mr. Germain Lamonde, is a significant shareholder in EXFO as he has the ability to exercise a majority of the votes for the election of the Board of Directors. Since the other four Board members do not have interests in or relationships with either EXFO or Mr. Lamonde, we believe that the interests of investors in EXFO other than Mr. Lamonde are fairly represented.

COMMITTEES OF THE BOARD

To facilitate the fulfillment of some responsibilities and to assist its decision-making, the Board of Directors has formed an Audit Committee and a Human Resources Committee. These committees are appointed annually and, in addition, the Board may appoint ad hoc committees periodically as needed. EXFO has a practice of permitting the Board, any committee thereof and any individual Director to engage independent, external advisors at EXFO's expense. All committees of the Board are entirely comprised of unrelated Directors.

The following is a general description of the composition and general duties of each Board committee as contained in its mandate as of the year ended August 31, 2000.

AUDIT COMMITTEE

The Audit Committee approves the release of interim in-house financial statements and reviews all annual audited financial statements and related disclosure documents with management and the external auditors. The Committee meets regularly with external auditors, with and without management, to consider the scope and results of their audits, including analysis of the adequacy of the internal controls and the effect of the procedures relating to the outside auditors' independence. The Committee also recommends to the Board the selection of the external auditors for appointment by the shareholders. The Audit Committee is composed of Mr. Andre Tremblay, Mr. Michael Unger and Mr. Pierre Marcouiller. The Chairman of the Audit Committee is Mr. Andre Tremblay.


                                                 EXFO   2000 Annual Report   57

HUMAN RESOURCES COMMITTEE

Our Human Resources Committee is responsible for assessing the performance and establishing the annual compensation of all our senior officers, including the CEO. This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all our employees. The Committee is responsible for the review and approval of the employees that will receive options to purchase shares of EXFO, in accordance with policies established by the Board and the terms of the Stock Option Plan. In addition, the Committee reports annually to the Board on the organizational structure and the succession plan for senior management. The Board's corporate governance practices are monitored by the Human Resources Committee, as is the functioning of the Board and the powers, mandates and performance of the committees. The remuneration to be paid by EXFO to the Directors is recommended to the Board by the Human Resources Committee. The Human Resources Committee is composed of Dr. David A. Thompson, Mr. Michael Unger and Mr. Pierre Marcouiller. The Chairman of the Human Resources Committee is Mr. Michael Unger.

SHAREHOLDER/INVESTOR COMMUNICATIONS AND FEEDBACK

EXFO has an Investor Relations Manager who is responsible for facilitating communications between senior management and EXFO's current and potential shareholders and financial analysts. Communications to shareholders are disseminated through annual and quarterly reports, the general meeting and investor presentations. The Investor Relations Manager receives and responds to all shareholders' inquiries in an appropriate and timely manner. In communications to management, the Investor Relations Manager provides feedback from the shareholders to senior management.


58   2000 Annual Report   EXFO

GLOSSARY

ATTENUATION: The loss of average optical power. Attenuation results from absorption and scattering in the optical fiber.

BANDWIDTH: Measure of information-carrying capacity; the greater the bandwidth, the greater the information-carrying capacity.

CHANNEL COUNT: The number of channels, or wavelengths, in an optical network.

DENSE WAVELENGTH DIVISION MULTIPLEXING: Key enabling technology that increases bandwidth capacity by combining beams of light of slightly different wavelengths through a single fiber, with each fiber carrying its own stream of information.

DISPERSION: Signal distortion caused by a spreading of an optical pulse in time as it propagates along the length of the fiber. Such spreading can arise from several different physical phenomena. The end result is that it limits the bandwidth that can be transmitted through the fiber.

ERBIUM-DOPED FIBER AMPLIFIER (EDFA): An optical amplifier based on an optical fiber doped with a small amount of the rare-earth element erbium. When this fiber is illuminated with an appropriate laser source ("pump laser"), it serves to boost or amplify optical signals.

LASER: Acronym for Light Amplification by Stimulated Emission of Radiation. Source of highly coherent light via stimulated emission. Semiconductor lasers find widespread use in the fiber-optic industry.

NOISE: In the context of optical fiber communications, any optical energy not serving to transmit a signal or an optical carrier. Noise can also be induced via the electronics and detectors used to detect the optical signals.

OPTICAL SPECTRUM ANALYZER: An instrument that produces a graphical representation of power versus wavelength for one or a number of optical signals. Useful for measuring key parameters of each wavelength in a DWDM system.

POLARIZATION MODE DISPERSION (PMD): A physical phenomenon inherent to optical fiber and other optical components that causes a spreading of light pulses as they travel along a fiber. As a result, this degrades the transmission signal.

REFLECTION: In the context of optical fiber communications, a location along a fiber where a fraction of the light signal reverses direction and returns to the source. Reflections are generally undesirable and can lead to degradation of a network, either by inducing loss and/or by causing instabilities in the optical sources.

REMOTE FIBER TEST SYSTEM (RFTS): A permanently installed fault surveillance system in which test equipment is connected to a communications network. Strategically located remote test units continually check optical links and send test data to a centralized test system controller. Upon detecting a problem, the system sends out an alarm to a repair crew.

TRANSMISSION RATE: Rate at which data is sent along an optical network.

VARIABLE OPTICAL ATTENUATOR: An instrument used in network simulation setups to provide calibrated variable reduction of the strength of an optical signal.

WIDELY TUNABLE LASER SOURCE: An instrument that can produce single-color light across a broad range of wavelengths. Used to test DWDM components and value-added optical modules.


                                                 EXFO   2000 Annual Report   59

SHAREHOLDER INFORMATION

The common shares of EXFO are listed on the Toronto Stock Exchange under the stock symbol "EXF". The shares are also listed on the NASDAQ Stock Exchange under the symbol "EXFO".



ANNUAL GENERAL MEETING

The annual general meeting of EXFO Electro-Optical Engineering Inc.shareholders will be held at the News Theatre, 98 The Esplanade, Toronto, Canada, on January 17, 2001, at 10:30 a.m.

TRANSFER AGENTS AND REGISTRARS

CIBC Mellon Trust Company
Montreal, Toronto and Vancouver, Canada

ChaseMellon Shareholder Services, L.L.C.
New York, USA

AUDITORS

PricewaterhouseCoopers LLP

INVESTOR RELATIONS CONTACT

Michael Lamanna
Manager, Investor Relations
Tel.: (418) 683-0211, Ext. 3731
E-mail: michael.lamanna@exfo.com

GENERAL ACCESS

EXFO Electro-Optical Engineering Inc.
465 Godin Avenue
Vanier, Quebec
G1M 3G7
Tel.: (418) 683-0211
E-mail: ir@exfo.com
www.exfo.com

This annual report is also available in electronic format at www.exfo.com



STOCK PERFORMANCE

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WORLDWIDE OFFICES
CORPORATE HEADQUARTERS

465 Godin Avenue, Vanier (Quebec)  G1M 3G7 CANADA
Tel.: (418) 683-0211 Fax: (418) 683-2170

EXFO AMERICA

1201 Richardson Drive, Suite 260, Richardson, TX, 75080, USA
Tel.: 1 800 663-3936 Fax: (972) 907-2297

EXFO EUROPE

Centre d'Affaires Les Metz, 100, rue Albert Calmette, 78353, Jouy-en-Josas,
FRANCE
Tel.: +33.1.34.63.00.20 Fax: +33.1.34.65.90.93

EXFO ASIA PACIFIC

151 Chin Swee Road  #3-29, Manhattan House, SINGAPORE 169876
Tel.: +65 3338241 Fax: +65 3338242


60   2000 Annual Report   EXFO

EXFO 2000 Annual Report                     THE WORLD'S ON THE MOVE



      [COMPANY LOGO]
www.exfo.com


-C- 2000 EXFO Electro-Optical Engineering Inc. All rights reserved. Printed in Canada.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                EXFO ELECTRO-OPTICAL ENGINEERING INC.

                                By: /s/ Germain Lamonde
                                    ------------------------------------
                                    Name: Germain Lamonde
                                    Title: President and Chief Executive Officer


Date: January 4, 2001